1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 3, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2014 and 2013 and Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2014, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the International Accounting Standard No. 27, “Consolidated and Separate Financial Statements.” In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By

/s/ MORRIS CHANG
MORRIS CHANG
Chairman

February 10, 2015

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2014 and 2013, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the International Financial Reporting Standards, International Accounting Standards, interpretation as well as related guidance translated by Accounting Research and Development Foundation endorsed by the Financial Supervisory Commission of the Republic of China with the effective dates.

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the years ended December 31, 2014 and 2013 on which we have issued an unqualified opinion.

February 10, 2015

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

Member of Deloitte Touche Tohmatsu Limited	- 2 -

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2014		December 31, 2013
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$358,449,029	24	$242,695,447	19
Financial assets at fair value through profit or loss (Note 7)	192,045	-	90,353	-
Available-for-sale financial assets (Note 8)	73,797,476	5	760,793	-
Held-to-maturity financial assets (Note 9)	4,485,593	-	1,795,949	-
Notes and accounts receivable, net (Note 11)	114,734,743	8	71,649,926	6
Receivables from related parties (Note 37)	312,955	-	291,708	-
Other receivables from related parties (Note 37)	178,625	-	221,576	-
Inventories (Notes 5 and 12)	66,337,971	5	37,494,893	3
Noncurrent assets held for sale (Note 13)	945,356	-	-	-
Other financial assets (Note 38)	3,476,884	-	501,785	-
Other current assets (Note 18)	3,656,110	-	2,984,224	-

Total current assets	626,566,787	42	358,486,654	28

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	-	-	58,721,959	5
Financial assets carried at cost (Note 14)	1,800,542	-	2,145,591	-
Investments accounted for using equity method (Notes 5 and 15)	28,251,002	2	28,316,260	2
Property, plant and equipment (Notes 5 and 16)	818,198,801	55	792,665,913	63
Intangible assets (Notes 5 and 17)	13,531,510	1	11,490,383	1
Deferred income tax assets (Notes 5 and 31)	5,227,128	-	7,239,609	1
Refundable deposits (Note 37)	356,069	-	2,519,031	-
Other noncurrent assets (Note 18)	1,202,006	-	1,469,577	-

Total noncurrent assets	868,567,058	58	904,568,323	72

TOTAL	$1,495,133,845	100	$1,263,054,977	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 19)	$36,158,520	2	$15,645,000	1
Financial liabilities at fair value through profit or loss (Note 7)	486,214	-	33,750	-
Hedging derivative financial liabilities (Note 10)	16,364,241	1	-	-
Accounts payable	21,878,934	2	14,670,260	1
Payables to related parties (Note 37)	1,491,490	-	1,688,456	-
Salary and bonus payable	10,573,922	1	8,330,956	1
Accrued profit sharing to employees and bonus to directors and supervisors (Note 24)	18,052,820	1	12,738,801	1
Payables to contractors and equipment suppliers	26,980,408	2	89,810,160	7
Income tax payable (Note 31)	28,616,574	2	22,563,286	2
Provisions (Note 20)	10,445,452	1	7,603,781	1
Liabilities directly associated with noncurrent assets held for sale (Note 13)	220,191	-	-	-
Accrued expenses and other current liabilities (Notes 16 and 23)	29,746,011	2	16,693,484	1

Total current liabilities	201,014,777	14	189,777,934	15

NONCURRENT LIABILITIES
Hedging derivative financial liabilities (Note 10)	-	-	5,481,616	-
Bonds payable (Note 21)	213,673,818	14	210,767,625	17
Long-term bank loans	40,000	-	40,000	-
Deferred income tax liabilities (Note 31)	199,750	-	-	-
Obligations under finance leases(Note 16)	802,108	-	776,230	-
Accrued pension cost (Notes 5 and 22)	7,303,978	-	7,589,926	1
Guarantee deposits (Note 23)	25,538,475	2	151,660	-
Others (Note 20)	885,192	-	694,901	-

Total noncurrent liabilities	248,443,321	16	225,501,958	18

Total liabilities	449,458,098	30	415,279,892	33

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 24)	259,296,624	17	259,286,171	21

Capital surplus (Note 24)	55,989,922	4	55,858,626	4

Retained earnings (Note 24)
Appropriated as legal capital reserve	151,250,682	10	132,436,003	11
Appropriated as special capital reserve	-	-	2,785,741	-
Unappropriated earnings	553,261,982	37	382,971,408	30

	704,512,664	47	518,193,152	41

Others (Note 24)	25,749,291	2	14,170,306	1

Equity attributable to shareholders of the parent	1,045,548,501	70	847,508,255	67

NONCONTROLLING INTERESTS (Note 24)	127,246	-	266,830	-

Total equity	1,045,675,747	70	847,775,085	67

TOTAL	$1,495,133,845	100	$1,263,054,977	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2014		2013
	Amount	%	Amount	%

NET REVENUE (Notes 5, 26, 37 and 42)	$762,806,465	100	$597,024,197	100

COST OF REVENUE (Notes 12, 33 and 37)	385,100,646	50	316,057,820	53

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	377,705,819	50	280,966,377	47

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	28,556	-	(20,870)	-

GROSS PROFIT	377,734,375	50	280,945,507	47

OPERATING EXPENSES (Notes 5, 33 and 37)
Research and development	56,823,732	8	48,118,165	8
General and administrative	18,932,100	2	18,928,544	3
Marketing	5,087,112	1	4,516,525	1

Total operating expenses	80,842,944	11	71,563,234	12

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 13, 27 and 33)	(1,001,138)	-	47,090	-

INCOME FROM OPERATIONS (Note 42)	295,890,293	39	209,429,363	35

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture (Notes 15 and 42)	3,949,674	1	3,972,031	1
Other income (Note 28)	3,380,407	-	2,342,123	-
Foreign exchange gain, net	2,111,310	-	285,460	-
Finance costs (Note 29)	(3,236,345)	-	(2,646,776)	-
Other gains and losses (Note 30)	2,207	-	2,104,921	-

Total non-operating income and expenses	6,207,253	1	6,057,759	1

INCOME BEFORE INCOME TAX	302,097,546	40	215,487,122	36

INCOME TAX EXPENSE (Notes 31 and 42)	38,316,677	5	27,468,185	5

NET INCOME	263,780,869	35	188,018,937	31

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2014		2013
	Amount	%	Amount	%

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 15, 24 and 31)
Exchange differences arising on translation of foreign operations	$ 11,771,129	1	$ 3,668,509	1
Changes in fair value of available-for-sale financial assets	(36,559)	-	13,290,385	2
Share of other comprehensive loss of associates and joint venture	(149,907)	-	(59,740)	-
Actuarial gain (loss) from defined benefit plans	290,416	-	(662,074)	-
Income tax benefit (expense) related to components of other comprehensive income	(40,915)	-	115,168	-

Other comprehensive income for the year, net of income tax	11,834,164	1	16,352,248	3

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$ 275,615,033	36	$ 204,371,185	34

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$ 263,898,794	35	$ 188,146,790	31
Noncontrolling interests	(117,925)	-	(127,853)	-

	$ 263,780,869	35	$ 188,018,937	31

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$ 275,717,141	36	$ 204,505,782	34
Noncontrolling interests	(102,108)	-	(134,597)	-

	$ 275,615,033	36	$ 204,371,185	34

	2014		2013
	Income Attributable to Shareholders of the Parent		Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 32)
Basic earnings per share	$ 10.18		$ 7.26
Diluted earnings per share	$ 10.18		$ 7.26

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency	Unrealized Gain/Loss from Available-
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total	Translation Reserve	for-sale Financial Assets	Cash Flow Hedges Reserve	Total	Total	Noncontrolling Interests	Total Equity

BALANCE, JANUARY 1, 2013	25,924,435	$259,244,357	$55,675,340	$115,820,123	$7,606,224	$284,985,121	$408,411,468	$(10,753,806)	$7,973,321	$-	$(2,780,485)	$720,550,680	$2,543,226	$723,093,906

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	16,615,880	-	(16,615,880)	-	-	-	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(4,820,483)	4,820,483	-	-	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,773,307)	(77,773,307)	-	-	-	-	(77,773,307)	-	(77,773,307)

Total	-	-	-	16,615,880	(4,820,483)	(89,568,704)	(77,773,307)	-	-	-	-	(77,773,307)	-	(77,773,307)

Net income in 2013	-	-	-	-	-	188,146,790	188,146,790	-	-	-	-	188,146,790	(127,853)	188,018,937

Other comprehensive income in 2013, net of income tax	-	-	-	-	-	(591,799)	(591,799)	3,613,444	13,337,460	(113)	16,950,791	16,358,992	(6,744)	16,352,248

Total comprehensive income in 2013	-	-	-	-	-	187,554,991	187,554,991	3,613,444	13,337,460	(113)	16,950,791	204,505,782	(134,597)	204,371,185

Issuance of stock from exercise of employee stock options	4,182	41,814	82,756	-	-	-	-	-	-	-	-	124,570	-	124,570

Stock option compensation cost of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	5,312	5,312

Adjustments to share of changes in equities of associates and joint venture	-	-	38,084	-	-	-	-	-	-	-	-	38,084	-	38,084

From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	-	-	62,446	-	-	-	-	-	-	-	-	62,446	(62,446)	-

Increase in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	188,488	188,488

Effect of deconsolidation of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(2,273,153)	(2,273,153)

BALANCE, DECEMBER 31, 2013	25,928,617	259,286,171	55,858,626	132,436,003	2,785,741	382,971,408	518,193,152	(7,140,362)	21,310,781	(113)	14,170,306	847,508,255	266,830	847,775,085

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	18,814,679	-	(18,814,679)	-	-	-	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(2,785,741)	2,785,741	-	-	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,785,851)	(77,785,851)	-	-	-	-	(77,785,851)	-	(77,785,851)

Total	-	-	-	18,814,679	(2,785,741)	(93,814,789)	(77,785,851)	-	-	-	-	(77,785,851)	-	(77,785,851)

Net income in 2014	-	-	-	-	-	263,898,794	263,898,794	-	-	-	-	263,898,794	(117,925)	263,780,869

Other comprehensive income in 2014, net of income tax	-	-	-	-	-	239,362	239,362	11,642,475	(63,298)	(192)	11,578,985	11,818,347	15,817	11,834,164

Total comprehensive income in 2014	-	-	-	-	-	264,138,156	264,138,156	11,642,475	(63,298)	(192)	11,578,985	275,717,141	(102,108)	275,615,033

Issuance of stock from exercise of employee stock options	1,045	10,453	36,602	-	-	-	-	-	-	-	-	47,055	-	47,055

Disposal of investments accounted for using equity method	-	-	(2,273)	-	-	-	-	-	-	-	-	(2,273)	-	(2,273)

Adjustments to share of changes in equities of associates and joint venture	-	-	93,459	-	-	-	-	-	-	-	-	93,459	(26)	93,433

From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	-	-	(8)	-	-	(32,793)	(32,793)	-	-	-	-	(32,801)	32,801	-

From share of changes in equities of subsidiaries	-	-	3,516	-	-	-	-	-	-	-	-	3,516	(3,516)	-

Decrease in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(66,735)	(66,735)

BALANCE, DECEMBER 31, 2014	25,929,662	$259,296,624	$55,989,922	$151,250,682	$-	$553,261,982	$704,512,664	$4,502,113	$21,247,483	$(305)	$25,749,291	$1,045,548,501	$127,246	$1,045,675,747

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$302,097,546	$215,487,122
Adjustments for:
Depreciation expense	197,645,186	153,979,847
Amortization expense	2,606,349	2,202,022
Stock option compensation cost of subsidiary	-	5,312
Finance costs	3,236,345	2,646,776
Share of profits of associates and joint venture	(3,949,674)	(3,972,031)
Interest income	(2,730,674)	(1,835,980)
Gain on disposal of property, plant and equipment and intangible assets, net	(14,518)	(48,848)
Impairment loss of noncurrent assets held for sale	734,467	-
Impairment loss of property, plant and equipment	239,864	-
Impairment loss of financial assets	211,477	352,214
Gain on disposal of available-for-sale financial assets, net	(280,956)	(1,267,086)
Gain on disposal of financial assets carried at cost, net	(81,449)	(44,721)
Loss (gain) on disposal of investments accounted for using equity method	(2,028,643)	733
Loss from liquidation of subsidiary	90	-
Gain on deconsolidation of subsidiary	-	(293,578)
Unrealized (realized) gross profit on sales to associates	(28,556)	20,870
Loss on foreign exchange, net	3,615,493	317,547
Dividend income	(649,733)	(506,143)
Income from receipt of equity securities in settlement of trade receivables	(1,211)	(9,977)
Loss from hedging instruments	10,577,714	5,602,779
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(10,088,628)	(5,071,118)
Changes in operating assets and liabilities:
Derivative financial instruments	342,853	(32,189)
Notes and accounts receivable, net	(43,090,068)	(14,131,066)
Receivables from related parties	(26,405)	(204,278)
Other receivables from related parties	(11,766)	50,589
Inventories	(28,871,597)	122,472
Other financial assets	(2,612,158)	18,578
Other current assets	(744,868)	(312,251)
Accounts payable	6,634,198	346,401
Payables to related parties	(194,866)	850,094
Salary and bonus payable	2,281,117	883,925
Accrued profit sharing to employees and bonus to directors and supervisors	5,314,019	1,552,210
Accrued expenses and other current liabilities	8,432,511	3,531,017
Provisions	2,836,910	1,595,810
Accrued pension cost	41,461	9,554

Cash generated from operations	451,441,830	361,846,606
Income taxes paid	(29,918,099)	(14,463,069)

Net cash generated by operating activities	421,523,731	347,383,537

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(91,909)	(21,303)
Financial assets carried at cost	(23,151)	(27,165)
Held-to-maturity financial assets	(5,882,316)	(1,795,949)
Property, plant and equipment	(288,540,028)	(287,594,773)
Intangible assets	(3,859,486)	(2,750,361)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2014	2013

Proceeds from disposal or redemption of:
Available-for-sale financial assets	$689,420	$2,418,578
Held-to-maturity financial assets	3,200,000	5,145,850
Financial assets carried at cost	87,501	67,986
Investments accounted for using equity method	3,471,883	-
Property, plant and equipment	200,263	173,554
Cash received from other long-term receivables	161,900	-
Costs from entering into hedging transactions	(520,856)	(143,982)
Interest received	2,578,663	1,790,725
Other dividends received	645,585	506,143
Dividends received from investments accounted for using equity method	3,223,090	2,141,881
Refundable deposits paid	(57,988)	(98,888)
Refundable deposits refunded	2,296,872	113,399
Net cash outflow from deconsolidation of subsidiary (Note 34)	-	(979,910)

Net cash used in investing activities	(282,420,557)	(281,054,215)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	18,563,525	(19,636,240)
Proceeds from issuance of bonds	-	130,844,821
Increase in long-term bank loans	-	690,000
Repayment of long-term bank loans	-	(62,500)
Repayment of other long-term payables	-	(853,788)
Interest paid	(3,192,971)	(1,330,886)
Guarantee deposits received	30,142,823	41,519
Guarantee deposits refunded	(7,704)	(113,087)
Decrease in obligations under finance leases	(28,426)	(27,796)
Proceeds from exercise of employee stock options	47,055	124,570
Cash dividends	(77,785,851)	(77,773,307)
Increase (decrease) in noncontrolling interests	(66,735)	202,619

Net cash generated by (used in) financing activities	(32,328,284)	32,105,925

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	9,060,170	849,612

NET INCREASE IN CASH AND CASH EQUIVALENTS	115,835,060	99,284,859

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	242,695,447	143,410,588

CASH AND CASH EQUIVALENTS, END OF YEAR	358,530,507	242,695,447

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE	(81,478)	-

CASH AND CASH EQUIVALENT ON CONSOLIDATED BALANCE SHEET	$358,449,029	$242,695,447

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities and operating segments information of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 4 and 42.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on February 10, 2015.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

As of the date that the accompanying consolidated financial statements were issued, the Company has not applied the following International Financial Reporting Standards, International Accounting Standards (IASs), Interpretations of International Financial Reporting Standards (IFRIC), and Interpretations of IAS (SIC) issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”).

a.	The Guidelines Governing the Preparation of Financial Reports by Securities Issuers and 2013 IFRSs version in issue but not yet effective

On April 3, 2014, according to Rule No. 1030029342 and Rule No. 1030010325 issued by the Financial Supervisory Commission (FSC), the following 2013 IFRSs version endorsed by the FSC (collectively, “2013 Taiwan-IFRSs version”) and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers should be adopted by the Company starting 2015.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note)

Amendments to IFRSs Improvements to IFRSs 2009 - Amendment to IAS 39	January 1, 2009 or January 1, 2010
Amendment to IAS 39 Embedded Derivatives	Effective in fiscal year ended on or after June 30, 2009
(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note)

Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011
Annual Improvements to IFRSs 2009 - 2011 Cycle	January 1, 2013
Amendments to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First - time Adopters	July 1, 2010
Amendment to IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendment to IFRS 7 Disclosures - Transfers of Financial Assets	July 1, 2011
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
Amendments to IFRS 10, IFRS 11 and IFRS 12 Consolidated financial Statements, Joint Arrangements, and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities	January 1, 2014
IFRS 13 Fair Value Measurement	January 1, 2013
Amendment to IAS 1 Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12 Deferred Tax: Recovery of Underlying Assets	January 1, 2012
IAS 19 (Revised 2011) Employee Benefits	January 1, 2013
IAS 27 (Revised 2011) Separate Financial Statements	January 1, 2013
IAS 28 (Revised 2011) Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
(Concluded)

Note:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Except for the following items, the Company believes that the adoption of aforementioned 2013 Taiwan-IFRSs version and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers will not have a significant effect on the Company’s consolidated financial statements.

1)	IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than in the current standards.

2)	IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The measurement requirements of IFRS 13 shall be applied prospectively.

3)	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”

According to the amendments to IAS 1, the items of other comprehensive income will be grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. In addition, income tax on items of other comprehensive income is also required to be allocated on the same basis. The aforementioned allocation basis will not be strictly enforced prior to the adoption of amendments.

The items that will not be reclassified subsequently to profit or loss are expected to include actuarial gains or losses from defined benefit plans, the share of actuarial gains or losses from defined benefit plans of associates and joint venture as well as the related income tax on such items. Items that will be reclassified subsequently to profit or loss are expected to include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of associates and joint venture as well as the related income tax on items of other comprehensive income.

4)	Amendments to IAS 19, “Employee Benefits”

The amendments to IAS 19 require the Company to calculate a “net interest” amount by applying the discount rate to the net defined benefit liability or asset to replace the interest cost and expected return on planned assets used in current IAS 19. In addition, the amendments eliminate the accounting treatment of either corridor approach or the immediate recognition of actuarial gains and losses to profit or loss when it incurs, and instead, required to recognize all actuarial gains and losses immediately through other comprehensive income. The past service cost, on the other hand, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendments also require a broader disclosure in defined benefit plans.

According to the retrospective application of aforementioned amendments, as of December 31, 2014 and January 1, 2014, the primary impacts on the Company would include the adjustment in accrued pension cost for a decrease of NT$737,344 thousand and NT$788,263 thousand, respectively, and the adjustment in retained earnings for an increase of NT$653,708 thousand and NT$698,710 thousand, respectively.

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were issued, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012 - 2014 Cycle	January 1, 2016 (Note 2)
IFRS 9 Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosure	January 1, 2018
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Prospectively applicable to transactions beginning on or after January 1, 2016
(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 15 Revenue from Contracts with Customers	January 1, 2017
Amendment to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 27 Equity Method in Separate Financial Statements	January 1, 2016
Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

(Concluded)

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Note 2:

The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations has not had any material impact on the Company’s accounting policies:

1)	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)

If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)

If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

The main change in IFRS 9 is the increase of the eligibility of hedge accounting. It allows reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. A fundamental difference to IAS 39 is that IFRS 9 (a) increases the scope of hedged items eligible for hedge accounting. For example, the risk components of non-financial items may be designated as hedging accounting; (b) revises a new way to account for the gain or loss recognition arising from hedging derivative financial instruments, which results in a less volatility in profit or loss; and (c) is necessary for there to be an economic relationship between the hedged item and hedging instrument instead of performing the retrospective hedge effectiveness testing.

2)	IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

—	Identify the contract with the customer;
—	Identify the performance obligations in the contract;
—	Determine the transaction price;
—	Allocate the transaction price to the performance obligations in the contracts; and
—	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

3)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the year of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the above standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the IFRSs, IASs, interpretations as well as related guidance translated by the Accounting Research and Development Foundation (ARDF) endorsed by the FSC with the effective dates.

Basis of Preparation

The accompanying consolidated financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

Basis of Consolidation

The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of TSMC and entities controlled by TSMC (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to shareholders of the parent.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between:

a.	the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and

b.	the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any noncontrolling interest.

The Company shall account for all amounts recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the Company had directly disposed of the related assets and liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	Percentage of Ownership		Note
				December 31, 2014	December 31, 2013

TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	-
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	-
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	-
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	50%	b)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	-
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	99.5%	a)
	TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	92%	92%	TSMC and TSMC GN aggregately have a controlling interest of 94% in TSMC SSL.
	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	99%	99%	TSMC and TSMC GN aggregately have a controlling interest of 99% in TSMC Solar.
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	100%	100%	a)

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	-
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a)

TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	-

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	New Taipei, Taiwan	58%	58%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	a)

(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	December 31, 2014	December 31, 2013	Note

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	a)

TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	Selling and marketing of solid state lighting related products	Delaware, U.S.A.	-	100%	a), c)

TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	100%	100%	a)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	Investing in solar related business	Amsterdam, the Netherlands	100%	100%	a), d)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	-	49%	b)

TSMC Solar Europe	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	a), d)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent accountants.

Note b:

According to the agreement among TSMC, TSMC Solar and VTAF III, each of the investment held by VTAF III is separately owned by TSMC and TSMC Solar. As the investment owned by VTAF III, which is indirectly owned by TSMC Solar, has entered into liquidation process due to bankruptcy and the bankruptcy trustee confirmed that no residual assets could be reimbursed to the shareholders, in the second quarter of 2014, TSMC Solar’s percentage of ownership over VTAF III has decreased to nil. Consequently, TSMC’s percentage of ownership over VTAF III has been adjusted to 98%.

Note c:

To simplify overseas investment structure, in the second quarter of 2014, the Board of Directors of TSMC SSL approved to file for the liquidation of TSMC Lighting NA. The liquidation procedure has been completed in the third quarter of 2014.

Note d:

To simplify overseas investments structure, in the second quarter of 2014, the Board of Directors of TSMC Solar approved to file for the liquidation of TSMC Solar Europe After the liquidation, TSMC Solar Europe GmbH, the 100% owned subsidiary of TSMC Solar Europe, will be held directly by TSMC Solar. TSMC Solar Europe has started their liquidation procedures in the third quarter of 2014.

Foreign Currencies

The financial statements of each individual consolidated entity were expressed in the currency which reflected its primary economic environment (functional currency). The functional currency of TSMC and presentation currency of the consolidated financial statements are both New Taiwan Dollars (NT$). In preparing the consolidated financial statements, the operating results and financial positions of each consolidated entity are translated into NT$.

In preparing the financial statements of each individual consolidated entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to noncontrolling interests as appropriate).

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Fair value is determined in the manner described in Note 36.

Financial Assets

Financial assets are classified into the following specified categories: Financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” financial assets, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Derivative financial instruments that do not meet the criteria for hedge accounting are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Stocks and money market funds held by the Company that are traded in an active market are classified as available-for-sale financial assets and are stated at fair value at the end of each reporting period.

Interest income from available-for-sale monetary financial assets and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity instruments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those loans and receivables with immaterial discounted effect.

Impairment of financial assets

Financial assets, other than those carried at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Those financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, their estimated future cash flows have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment loss is reversed does not exceed what the amortized cost would have been had the impairment loss not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the year.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to the recognition of an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the financial asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities measured at FVTPL are derivative financial instruments that do not meet the criteria for hedge accounting, and they are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

The Company enters into a variety of derivative financial instruments to manage its market risk exposure to foreign exchange rate, interest rate and equity price fluctuation, including forward exchange contracts, cross currency swap contracts and forward stock contracts.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative financial instrument is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Changes in the fair value of derivative financial instruments that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedges reserve. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the period when the hedged item is recognized in profit or loss.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Noncurrent Assets Held for Sale

Noncurrent assets or disposal groups are classified as noncurrent assets held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the noncurrent asset held for sale is available for immediate sale in its present condition. To meet the criteria for the sale being highly probable, the appropriate level of management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the committed sale plan involves loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale, regardless of whether a noncontrolling interest in its former subsidiary is retained after the sale.

Noncurrent assets classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. Recognition of depreciation would cease.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in associates and interests in joint ventures.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control). Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The operating results and assets and liabilities of associates and jointly controlled entities are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate or a jointly controlled entity is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and jointly controlled entity as well as the distribution received. The Company also recognizes its share in the changes in the associates and jointly controlled entity.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate or a jointly controlled entity recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the Company ceases to have significant influence over an associate. When the Company retains an interest in the former associate, the Company measures the retained interest at fair value at that date. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company shall account for all amounts recognized in other comprehensive income in relation to that associate on the same basis as would be required if the associate had directly disposed of the related assets or liabilities. If the Company’s ownership interest in an associate is reduced as a result of disposal, but the investment continues to be an associate, the Company should reclassify to profit or loss only a proportionate amount of the gain or loss previously recognized in other comprehensive income.

When the Company subscribes to additional shares in an associate or jointly controlled entity at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate or jointly controlled entity. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate or joint controlled entity by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate or jointly controlled entity shall be reclassified to profit or loss on the same basis as would be required if the associate or jointly controlled entity had directly disposed of the related assets or liabilities.

When a consolidated entity transacts with an associate or a joint controlled entity, profits and losses resulting from the transactions with the associate or jointly controlled entity are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate or jointly controlled entity that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property, plant and equipment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 2 to 5 years; office equipment - 3 to 15 years; and leased assets - 20 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained by the end of the lease term, assets are depreciated over the shorter of the lease term and their useful lives.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

Leases are classified as finance lease whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Company as lessee

Assets held under finance lease are initially recognized as assets of the Company at the fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as an obligation under finance lease.

Lease payments are apportioned between finance expense and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 2 to 5 years; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash generating unit and then to the other assets of the cash generating unit pro rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Other tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

—	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to the Company; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Royalties, dividend and interest income

Revenue from royalties is recognized on an accrual basis in accordance with the substance of the relevant agreement (provided that it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably).

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Retirement Benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial calculations being carried out at year end. Actuarial gains and losses are reported in retained earnings in the period that they are recognized as other comprehensive income.

Share-based Payment Arrangements

The Company elected to take the optional exemption under IFRS 1 for the share-based payment transactions granted and vested before January 1, 2012, the date of transition to Taiwan-IFRSs. There were no stock options granted prior to but unvested at the date of transition.

The compensation costs of employee stock options that were granted after January 1, 2012 are measured at the fair value of the stock options at the grant date. The fair value of the stock option granted determined at the grant date of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of stock options that will eventually vest, with a corresponding increase in capital surplus - employee stock option. The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from original estimates.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and unused tax credits to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 4, the directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

The following are the critical judgments, apart from those involving estimations, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied. The Company also records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted at a specific percentage based on historical experience and any known factors that would significantly affect the allowance, and our management periodically reviews the adequacy of the percentage used.

Impairment of Tangible and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Impairment of Goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgment to determine the identified cash-generating units, allocate the goodwill to relevant cash-generating units and estimate the recoverable amount of relevant cash-generating units.

Impairment Assessment on Investment Using Equity Method

The Company assesses the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. The Company measures the impairment based on a projected future cash flow of the investees, including the underlying assumptions of sales growth rate and capacity utilization rate formulated by such investees’ internal management team. The Company also takes into account market conditions and the relevant industry trends to ensure the reasonableness of such assumptions.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company use judgment and estimate to determine the net realizable value of inventory at the end of each reporting period.

Due to the rapid technological changes, the Company estimates the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon.

Recognition and Measurement of Defined Benefit Plans

Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2014	December 31, 2013

Cash and deposits in banks	$352,761,240	$238,014,580
Repurchase agreements collateralized by corporate bonds	3,920,562	1,809,344
Commercial paper	1,159,325	-
Repurchase agreements collateralized by short-term commercial paper	449,180	2,395,644
Repurchase agreements collateralized by government bonds	158,722	475,879

	$358,449,029	$242,695,447

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2014	December 31, 2013

Derivative financial assets

Cross currency swap contracts	$ 118,928	$ -
Forward exchange contracts	73,117	90,353

	$ 192,045	$ 90,353

Derivative financial liabilities

Cross currency swap contracts	$ 359,607	$ 4,177
Forward exchange contracts	126,607	29,573

	$ 486,214	$ 33,750

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

December 31, 2014

Sell EUR/Buy US$	January 2015	EUR4,550/US$5,561
Sell NT$/Buy US$	January 2015	NT$1,632,401/US$51,900
Sell US$/Buy EUR	January 2015	US$29,450/EUR24,100
Sell US$/Buy JPY	January 2015	US$226,003/JPY27,150,983
Sell US$/Buy NT$	January 2015	US$170,000/NT$5,276,500
Sell US$/Buy RMB	January 2015	US$181,000/RMB1,129,243

December 31, 2013

Sell NT$/Buy EUR	January 2014	NT$4,514,314/EUR110,000
Sell NT$/Buy US$	January 2014	NT$683,749/US$22,800
Sell US$/Buy EUR	January 2014	US$340,134/EUR248,000
Sell US$/Buy JPY	January 2014	US$341,023/JPY35,754,801
Sell US$/Buy RMB	January 2014 to February 2014	US$138,000/RMB841,492

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2014

January 2015	NT$2,511,905/ US$80,080	-	0.05%~0.13%
January 2015	US$1,460,000/ NT$45,974,755	0.16%~1.92%	-

December 31, 2013

January 2014	NT$1,639,215/US$55,080	-	1.03%~2.00%

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2014	December 31, 2013

Publicly traded stocks	$73,797,085	$59,481,569
Money market funds	391	1,183

	$73,797,476	$59,482,752

Current portion	$73,797,476	$760,793
Noncurrent portion	-	58,721,959

	$73,797,476	$59,482,752

In the second quarter of 2014, the Company reclassified some publicly traded stocks from non-current asset to current asset since the lock-up period will end within a year.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2014	December 31, 2013

Current portion

Commercial paper	$4,485,593	$1,795,949

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31, 2014	December 31, 2013

Financial liabilities - current

Fair value hedges Stock forward contracts	$16,364,241	$-

(Continued)

	December 31, 2014	December 31, 2013

Financial liabilities - noncurrent

Fair value hedges Stock forward contracts	$-	$5,481,616

(Concluded)

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price determined by specific percentage of the spot price on the trade date in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding stock forward contracts consisted of the following:

	December 31, 2014		December 31, 2013

Contract amount (US$ in thousands)		$56,172,570		$37,431,626
	(US$	1,771,000)	(US$	1,256,095)

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2014	December 31, 2013

Notes and accounts receivable	$115,221,473	$72,136,514
Allowance for doubtful receivables	(486,730)	(486,588)

Notes and accounts receivable, net	$114,734,743	$71,649,926

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	December 31, 2014	December 31, 2013

Neither past due nor impaired	$102,692,871	$64,112,564
Past due but not impaired Past due within 30 days	12,041,872	7,537,362

	$114,734,743	$71,649,926

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2014	$ 8,058	$ 478,530	$ 486,588
Provision	35	23,374	23,409
Reversal	-	(23,409)	(23,409)
Effect of exchange rate changes	-	142	142

Balance at December 31, 2014	$ 8,093	$ 478,637	$ 486,730

Balance at January 1, 2013	$ 137,336	$ 342,876	$ 480,212
Provision	-	137,317	137,317
Reversal	(127,881)	-	(127,881)
Effect of deconsolidation of subsidiary	(3,157)	-	(3,157)
Effect of exchange rate changes	1,760	(1,663)	97

Balance at December 31, 2013	$ 8,058	$ 478,530	$ 486,588
Aging analysis of accounts receivable that is individually determined as impaired
		December 31, 2014	December 31, 2013

Not past due		$ -	$ 38
Past due 1-30 days		-	276
Past due 31-60 days		-	80
Past due 61-120 days		-	158
Past due over 121 days		8,093	7,824

		$ 8,093	$ 8,376

The Company held bank guarantees and other credit enhancements as collateral for certain impaired accounts receivables. As of December 31, 2014 and 2013, the amount of the bank guarantee and other credit enhancements were nil and NT$318 thousand (US$11 thousand), respectively.

12.	INVENTORIES

	December 31, 2014	December 31, 2013

Finished goods	$9,972,024	$7,245,209
Work in process	51,027,892	26,033,625
Raw materials	3,222,523	2,435,269
Supplies and spare parts	2,115,532	1,780,790

	$66,337,971	$37,494,893

Write-down of inventories to net realizable value in the amount of NT$1,964,544 thousand and NT$664,662 thousand, respectively, were included in the cost of revenue for the years ended December 31, 2014 and 2013.

13.	NONCURRENT ASSETS HELD FOR SALE

In January 2015, the Board of Directors of TSMC approved a sale of TSMC SSL common shares of 565,480 thousand held by TSMC and TSMC Guang Neng to Epistar Corp. with the expectation to complete the sale within twelve months. Accordingly, the Company has reclassified TSMC SSL as a disposal group held for sale in its consolidated balance sheet as of December 31, 2014. The expected fair value less costs to sell is substantially lower than the carrying amount of the related net assets of TSMC SSL; as such, impairment losses of NT$734,467 thousand were recognized under other operating gains and losses in the Company’s consolidated statement of comprehensive income for the year ended December 31, 2014. TSMC SSL is classified in the other operating segment of the Company. The major classes of assets and liabilities classified as held for sale were disclosed as follows:

December 31, 2014

Noncurrent assets held for sale

Cash and cash equivalents	$81,478
Inventories	28,519
Other current assets	91,331
Property, plant and equipment	644,698
Intangible assets	47,373
Others	51,957

$945,356

Liabilities directly associated with noncurrent assets held for sale

Salary and bonus payable	$38,151
Accrued expenses and other current liabilities	68,132
Accrued pension cost	36,993
Others	76,915

$220,191

14.	FINANCIAL ASSETS CARRIED AT COST

	December 31, 2014	December 31, 2013

Non-publicly traded stocks	$1,606,659	$1,865,078
Mutual funds	193,883	280,513

	$1,800,542	$2,145,591

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The common stock of Alchip Technologies, Ltd. was listed on the Taiwan Stock Exchange Corporation in October 2014. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

The Company recognized impairment loss on financial assets carried at cost in the amount of NT$211,477 thousand and NT$1,538,888 thousand for the years ended December 31, 2014 and 2013, respectively.

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	December 31, 2014	December 31, 2013

Associates	$24,963,336	$24,823,807
Jointly controlled entities	3,287,666	3,492,453

	$28,251,002	$28,316,260

a.	Investments in associates

Associates consisted of the following:

Name of Associate	Principal Activities	Place of Incorporation and Operation	Carrying Amount		% of Ownership and Voting Rights Held by the Company
			December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$10,100,750	$10,556,348	33%	39%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	8,296,955	7,457,733	39%	39%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	Taipei, Taiwan	3,408,945	3,887,462	20%	20%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	2,053,982	1,866,123	40%	40%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,102,704	1,056,141	35%	35%

			$24,963,336	$24,823,807

In the second quarter of 2014, the Company sold 82,000 thousand common shares of VIS and recognized a disposal gain of NT$2,028,643 thousand. After the sale, the Company owned approximately 33.7% of the equity interest in VIS.

In the fourth quarter of 2012, the Company recognized an impairment loss in the amount of NT$1,186,674 thousand, due to the lower estimated recoverable amount compared with the carrying amount of its investments in stocks traded on the Taiwan GreTai Securities Market. Subsequently, as the recoverable amount of the aforementioned investments was higher than its carrying amount, the impairment loss of NT$1,186,674 thousand recognized in 2012 was reversed in the fourth quarter of 2013.

Since TSMC did not participate in Mcube Inc.’s issuance of new shares in the third quarter of 2013, the Company’s percentage of ownership in Mcube Inc. decreased to 18%. As a result, the Company evaluated and concluded that the Company no longer exercises significant influence over Mcube Inc. Therefore Mcube Inc. is no longer accounted for using the equity method. Further, such investment was reclassified to financial assets carried at cost. The Company also measured the fair value of retained interest in Mcube Inc. when the significant influence was lost, which has no difference with the carrying amount; accordingly, the Company did not recognize any gain or loss.

TSMC has no power to govern the financial and operating policies of Xintec starting June 2013 due to the loss of power to cast the majority of votes at meetings of the Board of Directors. As a result, Xintec is no longer consolidated and is accounted for using the equity method. Please refer to Note 34.

The summarized financial information in respect of the Company’s associates is set out below. The summarized financial information below represents amounts shown in the associates’ financial statements prepared in accordance with IFRSs, IASs, interpretations as well as related guidance translated by the ARDF endorsed by the FSC with the effective dates, which is also adjusted by the Company using the equity method of accounting.

	December 31, 2014	December 31, 2013

Total assets	$101,074,142	$96,689,523
Total liabilities	(28,484,295)	(28,141,625)

Net assets	$72,589,847	$68,547,898

The Company’s share of net assets of associates	$24,963,336	$24,823,807

	Years Ended December 31
	2014	2013

Net revenue	$70,466,409	$67,752,079

Net income	$9,477,112	$8,325,722

Other comprehensive income	$48,121	$168,081

The Company’s share of profits of associates	$3,693,723	$3,518,495

The Company’s share of other comprehensive income of associates	$5,285	$18,554

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows:
Name of Associate	December 31, 2014	December 31, 2013

VIS	$28,567,489	$22,239,112

Motech	$4,242,769	$5,345,015

GUC	$4,327,965	$3,454,902

b.	Investments in jointly controlled entities

Jointly controlled entities consisted of the following:

Name of Jointly Controlled Entity	Principal Activities	Place of Incorporation and Operation	Carrying Amount		% of Ownership and Voting Rights Held by the Company
			December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$ 3,287,666	$ 3,492,453	49%	49%

The summarized financial information in respect of the Company’s jointly controlled entity is set out below. The summarized financial information below represents amounts shown in the jointly controlled entity’s financial statements prepared in accordance with IFRSs, IASs, interpretations as well as related guidance translated by the ARDF endorsed by the FSC with the effective dates, which is also adjusted by the Company using the equity method of accounting.

	December 31, 2014	December 31, 2013

Current assets	$2,177,294	$2,335,612

Noncurrent assets	$1,449,719	$1,564,485

Current liabilities	$338,850	$407,184

Noncurrent liabilities	$497	$460

	Years Ended December 31
	2014	2013

Net revenue	$1,517,845	$1,801,619

Income from operations	$295,719	$474,787

Net income	$255,951	$453,536

Other comprehensive loss	$(155,192)	$(78,294)

Total comprehensive income	$100,759	$375,242

Income tax expense	$14,535	$64,311

The Company’s share of profits of joint venture	$255,951	$453,536

The Company’s share of other comprehensive loss of joint venture	$(155,192)	$(78,294)

16.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2014	$3,986,909	$229,182,736	$1,413,919,794	$22,062,032	$804,430	$272,173,793	$1,942,129,694
Additions (decrease)	-	39,833,068	340,660,987	6,499,009	-	(162,974,350)	224,018,714
Disposals or retirements	-	(108,660)	(2,128,065)	(645,936)	-	-	(2,882,661)
Reclassification	-	(1,996)	1,996	-	-	-	-
Reclassification as held for sale	-	(854,949)	(2,231,405)	(67,820)	-	(2,550)	(3,156,724)
Effect of exchange rate changes	49,876	1,113,651	3,946,920	113,550	36,724	137,843	5,398,564

Balance at December 31, 2014	$4,036,785	$269,163,850	$1,754,170,227	$27,960,835	$841,154	$109,334,736	$2,165,507,587

Accumulated depreciation and impairment

Balance at January 1, 2014	$404,192	$125,234,166	$1,009,213,689	$14,225,771	$385,963	$-	$1,149,463,781
Additions	27,628	15,589,023	178,850,625	3,135,825	42,085	-	197,645,186
Disposals or retirements	-	(107,699)	(1,998,255)	(645,679)	-	-	(2,751,633)
Impairment	-	-	239,864	-	-	-	239,864
Reclassification	-	(532)	532	-	-	-	-
Reclassification as held for sale	-	(257,690)	(1,476,511)	(43,358)	-	-	(1,777,559)
Effect of exchange rate changes	27,320	788,645	3,558,458	95,375	19,349	-	4,489,147

Balance at December 31, 2014	$459,140	$141,245,913	$1,188,388,402	$16,767,934	$447,397	$-	$1,347,308,786

Carrying amounts at December 31, 2014	$3,577,645	$127,917,937	$565,781,825	$11,192,901	$393,757	$109,334,736	$818,198,801

Cost

Balance at January 1, 2013	$1,527,124	$197,411,851	$1,279,893,177	$20,067,943	$766,732	$119,063,976	$1,618,730,803
Additions	3,212,000	31,869,046	140,223,121	3,791,109	-	154,706,858	333,802,134
Disposals or retirements	-	-	(2,925,145)	(788,080)	-	-	(3,713,225)
Reclassification	-	3,797	360	-	-	-	4,157
Effect of deconsolidation of subsidiary	(772,029)	(986,205)	(5,630,854)	(1,055,809)	-	(1,632,860)	(10,077,757)
Effect of exchange rate changes	19,814	884,247	2,359,135	46,869	37,698	35,819	3,383,582

Balance at December 31, 2013	$3,986,909	$229,182,736	$1,413,919,794	$22,062,032	$804,430	$272,173,793	$1,942,129,694

Accumulated depreciation and impairment

Balance at January 1, 2013	$367,369	$111,801,731	$875,510,879	$13,160,567	$328,069	$-	$1,001,168,615
Additions	27,069	13,183,558	138,314,235	2,413,652	41,333	-	153,979,847
Disposals or retirements	-	-	(2,809,185)	(786,464)	-	-	(3,595,649)
Effect of deconsolidation of subsidiary	-	(226,908)	(3,656,326)	(599,483)	-	-	(4,482,717)
Effect of exchange rate changes	9,754	475,785	1,854,086	37,499	16,561	-	2,393,685

Balance at December 31, 2013	$404,192	$125,234,166	$1,009,213,689	$14,225,771	$385,963	$-	$1,149,463,781

Carrying amounts at December 31, 2013	$3,582,717	$103,948,570	$404,706,105	$7,836,261	$418,467	$272,173,793	$792,665,913

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the second quarter of 2014, the Company recognized impairment losses of NT$239,864 thousand under other operating segments since the carrying amount of some of machinery and equipment is expected to be unrecoverable. Such impairment losses were included in other operating income and expenses for the year ended December 31, 2014.

The Company entered into agreements to lease buildings from December 2003 to November 2018 that qualify as finance leases.

Future minimum lease gross payments were as follows:

	December 31, 2014	December 31, 2013

Minimum lease payments

Not later than 1 year	$29,667	$28,376
Later than 1 year and not later than 5 years	859,744	850,703

	889,411	879,079
Less: Future finance expenses	77,862	94,040

Present value of minimum lease payments	$811,549	$785,039

Present value of minimum lease payments

Not later than 1 year	$28,944	$27,684
Later than 1 year and not later than 5 years	782,605	757,355

	$811,549	$785,039

Current portion (classified under accrued expenses and other current liabilities)	$9,441	$8,809
Noncurrent portion	802,108	776,230

	$811,549	$785,039

There was no capitalization of borrowing costs for the years ended December 31, 2014 and 2013.

17.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2014	$5,627,517	$4,444,828	$17,086,805	$3,729,396	$30,888,546
Additions	-	1,906,892	1,695,201	826,223	4,428,316
Retirements	-	-	(51,405)	-	(51,405)
Reclassification as held for sale	-	-	(39,622)	(269,174)	(308,796)
Effect of exchange rate changes	261,296	(1,467)	6,119	6,110	272,058

Balance at December 31, 2014	$5,888,813	$6,350,253	$18,697,098	$4,292,555	$35,228,719

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Accumulated amortization

Balance at January 1, 2014	$-	$3,341,667	$13,439,135	$2,617,361	$19,398,163
Additions	-	438,712	1,499,677	667,960	2,606,349
Retirements	-	-	(51,405)	-	(51,405)
Reclassification as held for sale	-	-	(32,009)	(229,414)	(261,423)
Effect of exchange rate changes	-	(1,467)	5,748	1,244	5,525

Balance at December 31, 2014	$-	$3,778,912	$14,861,146	$3,057,151	$21,697,209

Carrying amounts at December 31, 2014	$5,888,813	$2,571,341	$3,835,952	$1,235,404	$13,531,510

Cost

Balance at January 1, 2013	$5,523,707	$4,590,548	$15,095,421	$3,094,664	$28,304,340
Additions	-	-	2,140,675	578,901	2,719,576
Retirements	-	-	(18,246)	(23,549)	(41,795)
Reclassification	-	(29,564)	(111,105)	101,007	(39,662)
Effect of deconsolidation of subsidiary	-	(113,340)	(25,335)	(42,089)	(180,764)
Effect of exchange rate changes	103,810	(2,816)	5,395	20,462	126,851

Balance at December 31, 2013	$5,627,517	$4,444,828	$17,086,805	$3,729,396	$30,888,546

Accumulated amortization

Balance at January 1, 2013	$-	$3,128,655	$12,126,479	$2,089,637	$17,344,771
Additions	-	282,414	1,344,339	575,269	2,202,022
Retirements	-	-	(17,974)	(23,549)	(41,523)
Reclassification	-	-	(5,941)	-	(5,941)
Effect of deconsolidation of subsidiary	-	(66,587)	(12,661)	(25,195)	(104,443)
Effect of exchange rate changes	-	(2,815)	4,893	1,199	3,277

Balance at December 31, 2013	$-	$3,341,667	$13,439,135	$2,617,361	$19,398,163

Carrying amounts at December 31, 2013	$5,627,517	$1,103,161	$3,647,670	$1,112,035	$11,490,383

(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% and 8.50% in its test of impairment as of December 31, 2014 and 2013, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2014 and 2013, the Company did not recognize any impairment loss on goodwill.

18.	OTHER ASSETS

	December 31, 2014	December 31, 2013

Tax receivable	$ 2,187,136	$ 1,781,376
Prepaid expenses	1,399,810	1,081,957
Long-term receivable	385,700	820,000
Others	885,470	770,468

	$ 4,858,116	$ 4,453,801

Current portion	$ 3,656,110	$ 2,984,224
Noncurrent portion	1,202,006	1,469,577

	$ 4,858,116	$ 4,453,801

19.	SHORT-TERM LOANS

	December 31, 2014	December 31, 2013

Unsecured loans
Amount	$ 36,158,520	$ 15,645,000
Original loan content
US$ (in thousands)	$ 1,140,000	$ 525,000
Annual interest rate	0.38%-0.50%	0.38%-0.42%
Maturity date	Due in January 2015	Due in January 2014

20.	PROVISIONS

	December 31, 2014	December 31, 2013

Sales returns and allowances	$10,445,452	$7,603,781
Warranties	19,828	10,452

	$10,465,280	$7,614,233

Current portion	$10,445,452	$7,603,781
Noncurrent portion (classified under other noncurrent liabilities)	19,828	10,452

	$10,465,280	$7,614,233

	Sales Returns and Allowances	Warranties	Total

Year ended December 31, 2014

Balance, beginning of year	$7,603,781	$10,452	$7,614,233
Provision	10,506,398	11,365	10,517,763
Payment	(7,679,321)	(1,532)	(7,680,853)
Reclassification as held for sale	(7,601)	-	(7,601)
Effect of exchange rate changes	22,195	(457)	21,738

Balance, end of year	$10,445,452	$19,828	$10,465,280

Year ended December 31, 2013

Balance, beginning of year	$6,038,003	$4,891	$6,042,894
Provision	6,633,290	6,162	6,639,452
Payment	(5,042,752)	(890)	(5,043,642)
Effect of deconsolidation of subsidiary	(37,748)	-	(37,748)
Effect of exchange rate changes	12,988	289	13,277

Balance, end of year	$7,603,781	$10,452	$7,614,233

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same year of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The estimate has been made on the basis of historical warranty trends of business and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality.

21.	BONDS PAYABLE

	December 31, 2014	December 31, 2013

Noncurrent portion

Domestic unsecured bonds	$166,200,000	$166,200,000
Overseas unsecured bonds	47,577,000	44,700,000

	213,777,000	210,900,000
Less: Discounts on bonds payable	(103,182)	(132,375)

	$213,673,818	$210,767,625

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

100-1	A	September 2011 to September 2016	$10,500,000	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500,000	1.63%	The same as above
100-2	A	January 2012 to January 2017	10,000,000	1.29%	The same as above
	B	January 2012 to January 2019	7,000,000	1.46%	The same as above
101-1	A	August 2012 to August 2017	9,900,000	1.28%	The same as above
	B	August 2012 to August 2019	9,000,000	1.40%	The same as above
101-2	A	September 2012 to September 2017	12,700,000	1.28%	The same as above
	B	September 2012 to September 2019	9,000,000	1.39%	The same as above
101-3	-	October 2012 to October 2022	4,400,000	1.53%	The same as above
101-4	A	January 2013 to January 2018	10,600,000	1.23%	The same as above
	B	January 2013 to January 2020	10,000,000	1.35%	The same as above
	C	January 2013 to January 2023	3,000,000	1.49%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

102-1	A	February 2013 to February 2018	$6,200,000	1.23%	Bullet repayment; interest payable annually
	B	February 2013 to February 2020	11,600,000	1.38%	The same as above
	C	February 2013 to February 2023	3,600,000	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200,000	1.50%	The same as above
	B	July 2013 to July 2023	3,500,000	1.70%	The same as above
102-3	A	August 2013 to August 2017	4,000,000	1.34%	The same as above
	B	August 2013 to August 2019	8,500,000	1.52%	The same as above
102-4	A	September 2013 to September 2016	1,500,000	1.35%	The same as above
	B	September 2013 to September 2017	1,500,000	1.45%	The same as above
	C	September 2013 to March 2019	1,400,000	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600,000	1.85%	The same as above
	E	September 2013 to March 2023	5,400,000	2.05%	The same as above
	F	September 2013 to September 2023	2,600,000	2.10%	Bullet repayment; interest payable annually

(Concluded)

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	The same as above

22.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Technology, TSMC Solar NA and TSMC Solar Europe GmbH also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$1,743,626 thousand and NT$1,590,414 thousand in the consolidated statements of comprehensive income for the years ended December 31, 2014 and 2013, respectively.

b.	Defined benefit plans

TSMC, Xintec, TSMC SSL and TSMC Solar have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. TSMC revised its defined benefit plan in the fourth quarter of 2013 to set the employee’s mandatory retirement age. Such plan changes have reflected in the actuarial results as of December 31, 2013.

The actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2014	December 31, 2013

Discount rate	2.25%	2.15%
Future salary rate increase	3.00%	3.00%
Expected rate of return on plan assets	1.50%	1.25%

The pension costs of the defined benefit plans recognized in profit or loss were as follows:

	Years Ended December 31
	2014	2013

Current service cost	$ 161,854	$ 134,762
Interest cost	220,121	175,563
Expected return on plan assets	(44,353)	(67,324)
Past service cost	(50,920)	(7,240)

	$ 286,702	$ 235,761

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2014	2013

Cost of revenue	$ 186,055	$ 152,512
Research and development expenses	75,595	60,864
General and administrative expenses	19,860	18,080
Marketing expenses	5,192	4,305

	$ 286,702	$ 235,761

For the years ended December 31, 2014 and 2013, the pre-tax actuarial benefit NT$290,416 thousand and the pre-tax actuarial loss NT$662,074 thousand were recognized in other comprehensive income (loss), respectively. As of December 31, 2014 and 2013, the pre-tax accumulated actuarial loss recognized in other comprehensive income were NT$1,057,636 thousand and NT$1,348,052 thousand, respectively.

The amounts arising from the defined benefit obligation of the Company in the consolidated balance sheets were as follows:

	December 31, 2014	December 31, 2013

Present value of defined benefit obligation	$10,265,284	$10,329,510
Fair value of plan assets	(3,697,501)	(3,527,847)

Funded status	6,567,783	6,801,663
Unrecognized prior service cost	737,343	788,263
Unrecognized prior service cost reclassified as held for sale	(1,148)	-

Accrued pension cost	$7,303,978	$7,589,926

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2014	2013

Balance, beginning of year	$10,329,510	$10,133,361
Current service cost	161,854	134,762
Interest cost	220,121	175,563
Effect of plan changes	-	(655,179)
Benefits paid from plan assets	(104,980)	(50,508)
Benefits paid directly by the Company	(23,247)	(7,011)
Actuarial loss (gain)	(251,486)	638,071
Reclassification as held for sale	(66,488)	-
Effect of deconsolidation of subsidiary	-	(39,549)

Balance, end of year	$10,265,284	$10,329,510

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2014	2013

Balance, beginning of year	$ 3,527,847	$ 3,352,567
Expected return on plan assets	44,353	67,324
Actuarial gain (loss)	38,930	(24,003)
Contributions from employer	221,994	219,062
Benefits paid from plan assets	(104,980)	(50,508)
Reclassification as held for sale	(30,643)	-
Effect of deconsolidation of subsidiary	-	(36,595)

Balance, end of year	$ 3,697,501	$ 3,527,847

The percentage of the fair value of the plan assets by major categories at the end of reporting period was as follows:

	Fair Value of Plan Assets (%)
	December 31, 2014	December 31, 2013

Cash	19	23
Equity instruments	50	45
Debt instruments	31	32

	100	100

The overall expected rate of return on plan assets was based on the historical return trends, analysts’ predictions of the market over the life of related obligation, reference to the performance of the Funds operated by the Committee and the consideration of the effect that the minimum return should not be less than the average interest rate on a two-year time deposit published by the local banks. For the years ended December 31, 2014 and 2013, the actual return on plan assets were NT$83,283 thousand and NT$43,321 thousand, respectively.

The Company elects to disclose the historical information of experience adjustments from the adoption of Taiwan-IFRSs, which is as follows:

	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012

Experience adjustments on plan liabilities	$(101,499)	$1,294,538	$396,616	$-

Experience adjustments on plan assets	$38,930	$(24,003)	$(29,858)	$-

The Company expects to make contributions of NT$228,653 thousand to the defined benefit plans in the next year starting from December 31, 2014.

23.	GUARANTEE DEPOSITS

	December 31, 2014	December 31, 2013

Capacity guarantee	$30,132,100	$-
Others	164,075	151,660

	$30,296,175	$151,660

Current portion (classified under accrued expenses and other current liabilities)	$4,757,700	$-
Noncurrent portion	25,538,475	151,660

	$30,296,175	$151,660

24.	EQUITY

a.	Capital stock

	December 31, 2014	December 31, 2013

Authorized shares (in thousands)	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,929,662	25,928,617

Issued capital	$259,296,624	$259,286,171

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of December 31, 2014, 1,073,361 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,366,803 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2014	December 31, 2013

Additional paid-in capital	$24,053,965	$24,017,363
From merger	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	-	100,827
From share of changes in equities of subsidiaries	104,335	-
From share of changes in equities of associates and joint venture	134,210	43,024
Donations	55	55

	$55,989,922	$55,858,626

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds, the surplus from treasury stock transactions and the differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries may be used to offset a deficit.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)

Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$17,645,966 thousand and NT$12,634,665 thousand for the years ended December 31, 2014 and 2013, respectively. Bonuses to members of the Board of Directors were expensed based on estimated amount payable. If the actual amounts subsequently approved by the shareholders differ from the amounts estimated, the differences are recorded in the year such bonuses are approved by the shareholders as a change in accounting estimate. If profit sharing approved for distribution to employees is in the form of common shares, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2013 and 2012 earnings have been approved by TSMC’s shareholders in its meetings held on June 24, 2014 and on June 11, 2013, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2013	Year 2012	Year 2013	Year 2012

Legal capital reserve	$18,814,679	$16,615,880
Special capital reserve	(2,785,741)	(4,820,483)
Cash dividends to shareholders	77,785,851	77,773,307	$3.00	$3.00

	$93,814,789	$89,568,704

TSMC’s profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$12,634,665 thousand and NT$104,136 thousand in cash for 2013, respectively, and profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$11,115,240 thousand and NT$71,351 thousand in cash for 2012, respectively, had been approved by the shareholders in its meetings held on June 24, 2014 and June 11, 2013, respectively. The aforementioned approved amount is the same as the one approved by the Board of Directors in its meetings held on February 18, 2014 and February 5, 2013, respectively, and the same amount had been charged against earnings for the years ended December 31, 2013 and 2012, respectively.

TSMC’s appropriations of earnings for 2014 had been approved in the meeting of the Board of Directors held on February 10, 2015. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2014	For Fiscal Year 2014

Legal capital reserve	$26,389,879
Cash dividends to shareholders	116,683,481	$4.50

	$143,073,360

The Board of Directors of TSMC also approved the profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$17,645,966 thousand and NT$406,854 thousand in cash for payment in 2014, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2014.

The appropriations of earnings, profit sharing to employees and bonus to members of the Board of Directors for 2014 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 9, 2015 (expected).

The information about the appropriations of TSMC’s profit sharing to employees and bonus to members of the Board of Directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of year	$(7,140,362)	$21,310,781	$(113)	$14,170,306
Exchange differences arising on translation of foreign operations	11,769,466	-	-	11,769,466
Other comprehensive income/losses reclassified to profit or loss upon disposal of subsidiaries	84	-	-	84
Changes in fair value of available-for-sale financial assets	-	229,571	-	229,571
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	-	(279,531)	-	(279,531)
Share of other comprehensive income of associates and joint venture	(130,092)	(5,287)	(192)	(135,571)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	3,017	(2,920)	-	97
Income tax effect	-	(5,131)	-	(5,131)

Balance, end of year	$4,502,113	$21,247,483	$(305)	$25,749,291

	Year Ended December 31, 2013
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of year	$(10,753,806)	$7,973,321	$-	$(2,780,485)
Exchange differences arising on translation of foreign operations	3,667,657	-	-	3,667,657
Changes in fair value of available-for-sale financial assets	-	14,554,695	-	14,554,695
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	-	(1,256,281)	-	(1,256,281)

(Continued)

	Year Ended December 31, 2013
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Share of other comprehensive income of associates and joint venture	$(54,989)	$2,551	$(113)	$(52,551)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	776	(44)	-	732
Income tax effect	-	36,539	-	36,539

Balance, end of year	$(7,140,362)	$21,310,781	$(113)	$14,170,306

(Concluded)

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

e.	Noncontrolling interests

	Years Ended December 31
	2014	2013

Balance, beginning of year	$ 266,830	$ 2,543,226
Share of noncontrolling interests
Net loss	(117,925)	(127,853)
Exchange differences arising on translation of foreign operations	1,573	852
Other comprehensive income/losses reclassified to profit or loss upon disposal of subsidiaries	6	-
Changes in fair value of available-for-sale financial assets	14,827	2,776
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(1,426)	(10,805)
Stock option compensation cost of subsidiary	-	5,312

(Continued)

	Years Ended December 31
	2014	2013

Share of other comprehensive income of associates and joint venture	$ 190	$ 177
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	-	1
Actuarial gain/loss from defined benefit plans	745	299
Income tax expense related to actuarial gain/loss from defined benefit plans	(98)	(44)
Adjustments to share of changes in capital surplus of associations and joint venture	(26)	-
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	32,801	(62,446)
From share of changes in equities of subsidiaries	(3,516)	-
Increase (decrease) in noncontrolling interests	(66,735)	188,488
Effect of deconsolidation of subsidiary	-	(2,273,153)

Balance, end of year	$ 127,246	$ 266,830

(Concluded)

25.	SHARE-BASED PAYMENT

a.	Optional exemption from applying IFRS 2 “Share-based Payment” (IFRS 2)

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan and TSMC 2003 Plan, were approved by the Securities and Futures Bureau (SFB) on January 6, 2005 and October 29, 2003, respectively. The maximum number of stock options authorized to be granted under the TSMC 2004 Plan and TSMC 2003 Plan was 11,000 thousand and 120,000 thousand, respectively, with each stock option eligible to subscribe for one common share of TSMC when exercised. The stock options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The stock options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the stock options are granted at an exercise price equal to the closing price of TSMC’s common shares quoted on the TWSE on the grant date.

Information about TSMC’s outstanding stock options for the years ended December 31, 2014 and 2013 were as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)

Year ended December 31, 2014

Balance, beginning of year	1,763	$45.9
Stock options exercised	(1,045)	45.0

Balance, end of year	718	47.2

Balance exercisable, end of year	718	47.2

(Continued)

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)

Year ended December 31, 2013

Balance, beginning of year	5,945	$34.6
Stock options exercised	(4,182)	29.8

Balance, end of year	1,763	45.9

Balance exercisable, end of year	1,763	45.9

(Concluded)

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

Information about TSMC’s outstanding stock options was as follows:

December 31, 2014		December 31, 2013
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$47.2	0.4	$43.2-$47.2	1.0

b.	Application of IFRS 2

The Board of Directors of TSMC SSL approved on December 18, 2012 the issuance of new shares and allocated 17,000 thousand shares for 2013 stock option plan, for their employees to subscribe to, according to the Company Law. The aforementioned stock options were fully vested on the grant date.

Information about TSMC SSL’s employee stock options related to the aforementioned new shares issued was as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)

Year ended December 31, 2013

Balance, beginning of year	-	$-
Stock options granted	17,000	10.0
Stock options exercised	(17,000)	10.0

Balance, end of year	-	-

Balance exercisable, end of year	-	-

Weighted-average fair value of stock options granted (NT$/share)	$-

The grant date of aforementioned stock options was April 10, 2013. TSMC SSL used the Black-Scholes model to determine the fair value of the stock options. The valuation assumptions were as follows:

2013 Stock Option Plan

Valuation assumptions:
Stock price on grant date (NT$/share)	$ 4.6
Exercise price (NT$/share)	$ 10.0
Expected volatility	51.68%
Expected life	31 days
Risk free interest rate	0.60%

The stock price of TSMC SSL on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock options was close to nil, and accordingly, no compensation cost was recognized.

26.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

	Years Ended December 31
	2014	2013

Net revenue from sale of goods	$762,176,835	$596,516,949
Net revenue from royalties	629,630	507,248

	$762,806,465	$597,024,197

27.	OTHER OPERATING INCOME AND EXPENSES, NET

	Years Ended December 31
	2014	2013

Impairment loss on noncurrent assets held for sale	$(734,467)	$-
Impairment loss on property, plant and equipment	(239,864)	-
Income (expenses) of rental assets
Rental income	11,406	13,385
Depreciation of rental assets	(24,887)	(25,120)

	(13,481)	(11,735)
Gain on disposal of property, plant and equipment and intangible assets, net	14,518	48,848
Others	(27,844)	9,977

	$(1,001,138)	$47,090

28.	OTHER INCOME

	Years Ended December 31
	2014	2013

Interest income
Bank deposits	$ 2,705,082	$ 1,808,239
Structured deposits	14,644	-
Held-to-maturity financial assets	8,233	22,413
Available-for-sale financial assets	2,715	5,328
	2,730,674	1,835,980
Dividend income	649,733	506,143

	$ 3,380,407	$ 2,342,123

29.	FINANCE COSTS

	Years Ended December 31
	2014	2013

Interest expense
Corporate bonds	$ 3,082,885	$ 2,501,820
Bank loans	133,524	110,716
Finance leases	19,678	19,539
Others	258	14,701

	$ 3,236,345	$ 2,646,776

30.	OTHER GAINS AND LOSSES

	Years Ended December 31
	2014	2013

Gain on disposal of financial assets, net
Available-for-sale financial assets	$ 280,956	$ 1,267,086
Financial assets carried at cost	81,449	44,721
Gain (loss) on disposal of investments accounted for using equity method	2,028,643	(733)
Loss on disposal of subsidiary	(90)	-
Gain on deconsolidation of subsidiary	-	293,578
Settlement income	-	899,745
Other gains	356,854	394,330
Net gain/(loss) on financial instruments at FVTPL
Held for trading	(1,889,510)	196,711
Reversal gain (impairment loss) of financial assets
Financial assets carried at cost	(211,477)	(1,538,888)
Investment accounted for using equity method	-	1,186,674
Fair value hedges
Loss from hedging instruments	(10,577,714)	(5,602,779)
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	10,088,628	5,071,118
Other losses	(155,532)	(106,642)

	$ 2,207	$ 2,104,921

31.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2014	2013

Current income tax expense (benefit)
Current tax expense recognized in the current year	$35,381,469	$22,501,143
Income tax adjustments on prior years	404,566	(1,021,688)
Other income tax adjustments	230,013	(10,623)

	36,016,048	21,468,832

Deferred income tax expense (benefit)
The origination and reversal of temporary differences	(425,181)	674,231
Investment tax credits and operating loss carryforward	2,725,810	5,325,122

	2,300,629	5,999,353

Income tax expense recognized in profit or loss	$38,316,677	$27,468,185

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2014	2013

Income before tax	$302,097,546	$215,487,122

Income tax expense at the statutory rate	$52,770,482	$38,458,611
Tax effect of adjusting items:
Nondeductible (deductible) items in determining taxable income	(1,136,903)	(1,417,976)
Tax-exempt income	(20,415,775)	(8,612,025)
Additional income tax under the Alternative Minimum Tax Act	4,081,153	-
Additional income tax on unappropriated earnings	9,374,020	7,659,010
The origination and reversal of temporary differences	(425,181)	674,231
Income tax credits	(3,275,093)	(3,136,942)
Remeasurement of investment tax credits	(3,188,343)	(3,460,886)
Remeasurement of operating loss carryforward	(102,262)	(1,663,527)

Current income tax expense	37,682,098	28,500,496
Income tax adjustments on prior years	404,566	(1,021,688)
Other income tax adjustments	230,013	(10,623)

Income tax expense recognized in profit or loss	$38,316,677	$27,468,185

For the years ended December 31, 2014 and 2013, the Company applied a tax rate of 17% for entities subject to the Income Tax Law of the Republic of China; for other jurisdictions, the Company measures taxes by using the applicable tax rate for each individual jurisdiction.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2014	2013

Deferred income tax expense (benefit)
Related to actuarial gain/loss from defined benefit plans	$ 35,784	$ (78,629)
Related to unrealized gain/loss on available-for-sale financial assets	5,131	(36,539)

	$ 40,915	$ (115,168)

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities in the consolidated balance sheets was as follows:

	December 31, 2014	December 31, 2013

Deferred income tax assets

Investment tax credits	$-	$1,955,980
Temporary differences
Provision for sales returns and allowance	1,230,752	900,354
Depreciation	1,011,065	644,824
Accrued pension cost	875,737	908,022
Unrealized loss on inventories	591,871	438,423
Deferred compensation cost	255,621	267,416
Goodwill from business combination	195,453	373,682
Available-for-sale financial assets	-	6,154
Others	749,678	684,585
Operating loss carryforward	316,951	1,060,169

	$5,227,128	$7,239,609

Deferred income tax liabilities

Temporary differences
Unrealized exchange gains	$(184,470)	$-
Available-for-sale financial assets	(15,280)	-

	$(199,750)	$-

	Year Ended December 31, 2014
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Reclassification as Held For Sale	Effect of Exchange Rate Changes	Balance, End of Year

Deferred income tax assets

Investment tax credits	$1,955,980	$(1,955,980)	$-	$-	$-	$-
Temporary differences
Provision for sales returns and allowance	900,354	328,232	-	-	2,166	1,230,752
Depreciation	644,824	339,272	-	20,069	6,900	1,011,065
Accrued pension cost	908,022	2,188	(35,784)	1,311	-	875,737
Unrealized loss on inventories	438,423	150,850	-	-	2,598	591,871
Deferred compensation cost	267,416	(27,699)	-	-	15,904	255,621
Goodwill from business combination	373,682	(193,160)	-	-	14,931	195,453
Available-for-sale financial assets	6,154	(6,154)	-	-	-	-
Others	684,585	26,271	-	455	38,367	749,678
Operating loss carryforward	1,060,169	(769,830)	-	(22,500)	49,112	316,951

	$7,239,609	$(2,106,010)	$(35,784)	$(665)	$129,978	$5,227,128

Deferred income tax liabilities

Temporary differences
Unrealized exchange gains	$-	$(184,470)	$-	$-	$-	$(184,470)
Available-for-sale financial assets	-	(10,149)	(5,131)	-	-	(15,280)

	$-	$(194,619)	$(5,131)	$-	$-	$(199,750)

	Year Ended December 31, 2013
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Deconsolidation of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year

Deferred income tax assets

Investment tax credits	$7,324,263	$(5,348,982)	$-	$(19,301)	$-	$1,955,980
Temporary differences
Depreciation	1,502,736	(865,021)	-	(15,387)	22,496	644,824
Provision for sales returns and allowance	717,889	188,198	-	(6,417)	684	900,354
Accrued pension cost	824,052	5,813	78,629	(472)	-	908,022
Available-for-sale financial assets	224,618	(255,003)	36,539	-	-	6,154
Unrealized loss on inventories	404,656	32,665	-	-	1,102	438,423
Goodwill from business combination	329,766	35,115	-	-	8,801	373,682
Deferred compensation cost	132,286	131,107	-	-	4,023	267,416
Others	624,609	52,895	-	(3,987)	11,068	684,585
Operating loss carryforward	1,043,344	23,860	-	(32,910)	25,875	1,060,169

	$13,128,219	$(5,999,353)	$115,168	$(78,474)	$74,049	$7,239,609

d.	The investment operating loss carryforward, tax credits and deductible temporary differences for which no deferred income tax assets have been recognized in the consolidated financial statements

The information of the operating loss carryforward for which no deferred tax assets have been recognized was as follows:

	December 31, 2014	December 31, 2013

Expiry year
2015 - 2018	$41,894	$41,894
2019 - 2024	7,502,205	5,773,037

	$7,544,099	$5,814,931

As of December 31, 2014 and 2013, unrecognized investment tax credits for which no deferred income tax assets have been recognized amounted to nil and NT$3,019,880 thousand, respectively; the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$2,088,394 thousand and NT$8,673,160 thousand, respectively.

e.	Unused operating loss carryforward and tax-exemption information

As of December 31, 2014, operating loss carryforward of TSMC Solar, TSMC SSL, Mutual-Pak and WaferTech consisted of the following:

Remaining Creditable Amount	Remaining Creditable Amount

Expiry Year
2015 - 2018	$41,894
2019 - 2024 (Note)	8,691,071

$8,732,965

Note:    Including NT$4,329,833 thousand of TSMC SSL.

As of December 31, 2014, the profits generated from the following projects of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2006 by TSMC	2011 to 2015
Construction and expansion of 2007 by TSMC	2014 to 2018
Construction and expansion of 2008 by TSMC	2015 to 2019

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2014 and 2013, the aggregate taxable temporary differences associated with investments in subsidiaries not unrecognized as deferred income tax liabilities amounted to NT$41,365,515 thousand and NT$28,035,340 thousand, respectively.

g.	Integrated income tax information

	December 31, 2014	December 31, 2013

Balance of the Imputation
Credit Account - TSMC	$35,353,150	$15,242,724

The estimated creditable ratio for distribution of TSMC’s earnings of 2014 was 11.29%; however, effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China will be half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law.

The actual creditable ratio for distribution of TSMC’s earnings of 2013 was 9.78%, which is calculated based on the Rule No.10204562810 issued by the Ministry of Finance to include the adjustments to retained earnings from the effect of transition to Taiwan-IFRSs in the accumulated unappropriated earnings in the year of first-time adoption of Taiwan-IFRSs.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2011. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

32.	EARNINGS PER SHARE

	Years Ended December 31
	2014	2013

Basic EPS	$10.18	$7.26
Diluted EPS	$10.18	$7.26

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Year ended December 31, 2014

Basic EPS
Net income available to common shareholders of the parent	$ 263,898,794	25,929,273	$10.18
Effect of dilutive potential common shares	-	831

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$ 263,898,794	25,930,104	$10.18

Year ended December 31, 2013

Basic EPS
Net income available to common shareholders of the parent	$ 188,146,790	25,927,778	$7.26
Effect of dilutive potential common shares	-	1,825

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$ 188,146,790	25,929,603	$7.26

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares at the end of the reporting period. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until profit sharing to employees to be settled in the form of common stocks are approved by the shareholders in the following year.

33.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

		Years Ended December 31
		2014	2013

a.	Depreciation of property, plant and equipment

	Recognized in cost of revenue	$183,750,945	$141,002,263
	Recognized in operating expenses	13,869,354	12,952,464
	Recognized in other operating income and expenses	24,887	25,120

		$197,645,186	$153,979,847

b.	Amortization of intangible assets

	Recognized in cost of revenue	$1,356,858	$1,154,698
	Recognized in operating expenses	1,249,491	1,047,324

		$2,606,349	$2,202,022

c.	Research and development costs expensed as incurred	$56,823,732	$48,118,165

d.	Employee benefits expenses

	Post-employment benefits (Note 22)
	Defined contribution plans	$1,743,626	$1,590,414
	Defined benefit plans	286,702	235,761

		2,030,328	1,826,175
	Equity-settled share-based payments	-	5,312
	Other employee benefits	79,385,093	65,514,082

		$81,415,421	$67,345,569

	Employee benefits expense summarized by function
	Recognized in cost of revenue	$48,187,438	$40,245,628
	Recognized in operating expenses	33,227,983	27,099,941

		$81,415,421	$67,345,569

34.	DECONSOLIDATION OF SUBSIDIARY

Starting June 2013, the Company no longer has power to govern the financial and operating policies of Xintec due to the loss of power to cast the majority of votes at meetings of the Board of Directors; accordingly, the Company derecognized related assets, liabilities and noncontrolling interests of Xintec.

a.	Consideration received

The Company did not receive any consideration in the deconsolidation of Xintec.

b.	Analysis of assets and liabilities over which the Company lost control

June 30, 2013

Current assets
Cash and cash equivalents	$ 979,910
Accounts receivable	564,364
Inventories	213,133
Others	110,766
Noncurrent assets
Property, plant and equipment	5,595,040
Others	164,311
Current liabilities
Accounts payable	(1,571,289)
Others	(291,715)
Noncurrent liabilities
Loans	(1,940,625)
Others	(27,472)

Net assets deconsolidated	$ 3,796,423

c.	Gain on deconsolidation of subsidiary

		Six Months Ended June 30, 2013

Fair value of interest retained		$ 1,816,848
Less:	Carrying amount of interest retained
	Net assets deconsolidated	3,796,423
	Noncontrolling interests	(2,273,153)
		1,523,270

Gain on deconsolidation of subsidiary		$ 293,578

Gain on deconsolidation of subsidiary was included in other gains and losses for the six months ended June 30, 2013.

d.	Net cash outflow arising from deconsolidation of the subsidiary

Six Months Ended June 30, 2013

The balance of cash and cash equivalents deconsolidated	$ 979,910

35.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

36.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	Note		December 31, 2014	December 31, 2013

Financial assets
FVTPL
Held for trading derivatives	a)		$200,364	$90,353
Available-for-sale financial assets	b)		75,598,018	61,628,343
Held-to-maturity financial assets	-		4,485,593	1,795,949
Loans and receivables
Cash and cash equivalents	a)		358,530,507	242,695,447
Notes and accounts receivables (including related parties)	a)		115,057,965	71,941,634
Other receivables	a)		4,051,452	1,422,795
Refundable deposits	a)		356,582	2,519,031

			$558,280,481	$382,093,552

Financial liabilities
FVTPL
Held for trading derivatives	a	)	$486,614	$33,750
Derivative financial instruments in designated hedge accounting relationships	-		16,364,241	5,481,616
Amortized cost
Short-term loans	-		36,158,520	15,645,000
Accounts payable (including related parties)	a	)	23,379,762	16,358,716
Payables to contractors and equipment suppliers	a	)	26,983,424	89,810,160
Accrued expenses and other current liabilities	a	)	22,248,135	13,649,615
Bonds payable	-		213,673,818	210,767,625
Long-term bank loans	-		40,000	40,000
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	-		36,000	54,000
Guarantee deposits (including those classified under accrued expense and other current liabilities)	a	)	30,297,600	151,660

			$369,668,114	$351,992,142

Note a:	Including those classified to noncurrent assets held for sale or liabilities directly associated with noncurrent assets held for sale.

Note b:	Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the years ended December 31, 2014 and 2013 would have decreased by NT$331,517 thousand and NT$171,961 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$332 thousand for the years ended December 31, 2014 and 2013.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the equity price risk, the Company utilizes some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the years ended December 31, 2014 and 2013 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the years ended December 31, 2014 and 2013 would have decreased by NT$148,712 thousand and NT$931,881 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from financing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2014 and 2013, the Company’s ten largest customers accounted for 76% and 68% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and banking facilities.

As of December 31, 2014 and 2013, the unused of financing facilities of the Company amounted to NT$73,534,805 thousand and NT$76,689,543 thousand, respectively.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

December 31, 2014

Non-derivative financial liabilities

Short-term loans	$36,164,316	$-	$-	$-	$36,164,316
Accounts payable (including related parties)	23,370,424	-	-	-	23,370,424
Payables to contractors and equipment suppliers	26,980,408	-	-	-	26,980,408
Accrued expenses and other current liabilities	22,177,901	-	-	-	22,177,901
Bonds payable	3,079,862	66,720,514	98,460,598	58,320,169	226,581,143
Long-term bank loans	1,450	19,792	20,846	2,504	44,592

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	$18,000	$18,000	$-	$-	$36,000
Obligations under finance leases	29,667	59,335	800,409	-	889,411
Guarantee deposits (including those classified under accrued expense and other current liabilities)	4,757,700	12,851,275	12,687,200	-	30,296,175

	116,579,728	79,668,916	111,969,053	58,322,673	366,540,370

Derivative financial instruments

Forward exchange contracts
Outflows	17,327,250	-	-	-	17,327,250
Inflows	(17,283,079)	-	-	-	(17,283,079)

	44,171	-	-	-	44,171

Cross currency swap contracts
Outflows	47,291,943	-	-	-	47,291,943
Inflows	(46,970,942)	-	-	-	(46,970,942)

	321,001	-	-	-	321,001

Stock forward contracts
Outflows	56,172,570	-	-	-	56,172,570
Inflows	(56,172,570)	-	-	-	(56,172,570)

	-	-	-	-	-

	$116,944,900	$79,668,916	$111,969,053	$58,322,673	$366,905,542

December 31, 2013

Non-derivative financial liabilities

Short-term loans	$15,646,783	$-	$-	$-	$15,646,783
Accounts payable (including related parties)	16,358,716	-	-	-	16,358,716
Payables to contractors and equipment suppliers	89,810,160	-	-	-	89,810,160
Accrued expenses and other current liabilities	13,649,615	-	-	-	13,649,615
Bonds payable	3,036,130	28,388,887	100,830,341	94,360,103	226,615,461
Long-term bank loans	1,450	10,275	21,571	12,746	46,042
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	18,000	36,000	-	-	54,000
Obligations under finance leases	28,376	56,752	793,951	-	879,079
Guarantee deposits	-	151,660	-	-	151,660

	138,549,230	28,643,574	101,645,863	94,372,849	363,211,516

Derivative financial instruments

Forward exchange contracts
Outflows	29,608,952	-	-	-	29,608,952
Inflows	(29,605,246)	-	-	-	(29,605,246)

	3,706	-	-	-	3,706

Cross currency swap contracts
Outflows	1,639,215	-	-	-	1,639,215
Inflows	(1,641,384)	-	-	-	(1,641,384)

	(2,169)	-	-	-	(2,169)

Stock forward contracts
Outflows	-	37,431,626	-	-	37,431,626
Inflows	-	(37,431,626)	-	-	(37,431,626)

	-	-	-	-	-

	$138,550,767	$28,643,574	$101,645,863	$94,372,849	$363,213,053

(Concluded)

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	December 31, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Commercial paper	$4,485,593	$4,486,541	$1,795,949	$1,795,612

Financial liabilities

Measured at amortized cost
Bonds payable	213,673,818	213,177,122	210,767,625	208,649,668

2)	Fair value measurements recognized in the consolidated balance sheets

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

—	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

—

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

—	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

December 31, 2014
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments (Note)	$ -	$ 200,364	$ -	$ 200,364

Available-for-sale financial assets

Publicly traded stocks	$ 73,797,085	$ -	$ -	$ 73,797,085
Money market funds	391	-	-	391

	$ 73,797,476	$ -	$ -	$ 73,797,476

(Continued)

December 31, 2014
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Derivative financial instruments (Note)	$ -	$ 486,614	$ -	$ 486,614

Hedging derivative financial liabilities

Stock forward contract	$ -	$ 16,364,241	$ -	$ 16,364,241

(Concluded)

Note:	Including those classified to noncurrent assets held for sale or liabilities directly associated with noncurrent assets held for sale.

December 31, 2013
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$ -	$ 90,353	$ -	$ 90,353

Available-for-sale financial assets

Publicly traded stocks	$ 59,481,569	$ -	$ -	$ 59,481,569
Money market funds	1,183	-	-	1,183

	$ 59,482,752	$ -	$ -	$ 59,482,752

Financial liabilities at FVTPL

Derivative financial instruments	$ -	$ 33,750	$ -	$ 33,750

Hedging derivative financial liabilities

Stock forward contract	$ -	$ 5,481,616	$ -	$ 5,481,616

There were no transfers between Level 1 and 2 for the years ended December 31, 2014 and 2013, respectively.

There were no purchases and disposals for assets on Level 3 for the years ended December 31, 2014 and 2013, respectively.

3)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

—

The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks and money market funds).

—

Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price.

—	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

37.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of transactions between the Company and other related parties:

a.	Net revenue

		Years Ended December 31
		2014	2013

Item	Related Party Categories

Net revenue from sale of goods	Associates	$4,009,270	$4,093,031
	Joint venture	1,325	1,677

		$4,010,595	$4,094,708

Net revenue from royalties	Associates	$521,975	$497,020

b.	Purchases

	Years Ended December 31
	2014	2013

Related Party Categories

Associates	$11,644,177	$10,052,359

c.	Receivables from related parties

		December 31, 2014	December 31, 2013

Item	Related Party Categories

Receivables from related parties	Associates	$312,641	$291,376
	Joint venture	314	332

		$312,955	$291,708

Other receivables from related parties	Associates	$178,625	$221,576

d.	Payables to related parties

		December 31, 2014	December 31, 2013

Item	Related Party Categories

Payables to related parties	Associates	$1,490,997	$1,687,239
	Joint venture	493	1,217

		$1,491,490	$1,688,456

e.	Acquisition of property, plant and equipment and intangible assets

	Acquisition Price
	Years Ended December 31
	2014	2013

Related Party Categories

Associates	$-	$21,135

f.	Disposal of property, plant and equipment

	Proceeds
	Years Ended December 31
	2014	2013

Related Party Categories

Associates	$23,447	$69,683
Joint venture	18,000	-

	$41,447	$69,683

	Gains
	Years Ended December 31
	2014	2013

Related Party Categories

Associates	$20,010	$6,146
Joint venture	17,441	948

	$37,451	$7,094

g.	Others

		December 31, 2014	December 31, 2013

Item	Related Party Categories

Refundable deposits	Associates	$-	$5,813

		Years Ended December 31
		2014	2013

Item	Related Party Categories

Manufacturing expenses	Associates	$2,437,366	$934,480
	Joint venture	7,926	6,582

		$2,445,292	$941,062

Research and development expenses	Associates	$87,848	$903
	Joint venture	1,116	6,340

		$88,964	$7,243

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid quarterly and the related expense was classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the years ended December 31, 2014 and 2013 were as follows:

	Years Ended December 31

	2014	2013

Short-term employee benefits	$ 1,787,813	$ 1,356,119
Post-employment benefits	46,758	9,064

	$ 1,834,571	$ 1,365,183

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

38.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for litigation and building lease agreements. As of December 31, 2014 and 2013, the aforementioned other financial assets amounted to NT$293,409 thousand and NT$120,566 thousand, respectively.

39.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, factory and office premises from the Science Park Administration and entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between February 2015 and July 2034 and can be renewed upon expiration.

The Company expensed the lease payments as follows:

	Years Ended December 31

	2014	2013

Minimum lease payments	$ 901,219	$ 902,439

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	December 31, 2014	December 31, 2013

Not later than 1 year	$891,767	$859,070
Later than 1 year and not later than 5 years	3,490,783	3,053,029
Later than 5 years	6,576,218	5,534,848

	$10,958,768	$9,446,947

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2014, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2014.

c.

In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. The final judgment is currently being appealed to the U.S. Court of Appeals for the Federal Circuit. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of TSMC and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.

TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of December 31, 2014, TSMC has paid EUR 109,730 thousand to ASML under the research and development funding agreement.

f.

In September 2013, Zond Inc. filed a complaint in U.S. District Court for the District of Massachusetts against TSMC, certain TSMC subsidiaries and other companies alleging infringing of several U.S. patents. That case is currently stayed as of June 2014. Subsequent to the stay, TSMC and Zond initiated additional legal actions in the U.S. District Courts for the District of Delaware and the District of Massachusetts over several additional patents owned by Zond. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

g.

In December 2013, Tela Innovations (Tela), Inc. filed complaints in the U.S. District Court for the District of Delaware and in the United States International Trade Commission (ITC) accusing TSMC and TSMC North America of infringing one U.S. patent. In January 2014, TSMC filed a lawsuit in the U.S. District Court for the District of North California against Tela for trade secret misappropriation and breach of contract. In September 2014, all pending litigations between the parties in the U.S. District Court for the District of Delaware, the ITC and the U.S. District Court for the District of North California were dismissed.

h.

In March 2014, DSS Technology Management, Inc. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

i.	Amounts available under unused letters of credit as of December 31, 2014 and 2013 were NT$222,026 thousand and NT$89,400 thousand, respectively.

41.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant	financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount

December 31, 2014

Financial assets

Monetary items
USD	$5,002,082	31.718	$158,656,051
EUR	22,887	38.57	882,741
JPY	704,925	0.2652	186,946
Non-monetary items
HKD	149,844	4.09	612,860

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount

Financial liabilities

Monetary items
USD	$3,348,306	31.718	$106,201,584
EUR	44,152	38.57	1,702,926
JPY	28,734,248	0.2652	7,620,323

December 31, 2013

Financial assets

Monetary items
USD	2,756,090	29.800	82,131,493
EUR	451,162	41.00	18,497,657
JPY	41,386,551	0.2834	11,728,949
Non-monetary items
HKD	168,334	3.84	646,402

Financial liabilities

Monetary items
USD	2,026,958	29.800	60,403,358
EUR	811,202	41.00	33,259,299
JPY	71,931,749	0.2834	20,385,458

(Concluded)

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

42.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the income from operations as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 4.

b.	Segment revenue and operating results

	Foundry	Others	Elimination	Total

Year ended December 31, 2014

Net revenue from external customers	$762,120,792	$685,673	$-	$762,806,465
Net revenue from sales among intersegments	-	38,082	(38,082)	-
Income (loss) from operations	298,653,943	(2,763,650)	-	295,890,293
Share of profits of associates and joint venture	4,405,878	(456,204)	-	3,949,674
Income tax expense (benefit)	38,316,701	(24)	-	38,316,677

Year ended December 31, 2013

Net revenue from external customers	596,615,439	408,758	-	597,024,197
Net revenue from sales among intersegments	-	33,215	(33,215)	-
Income (loss) from operations	212,156,627	(2,727,264)	-	209,429,363
Share of profits of associates and joint venture	4,280,780	(308,749)	-	3,972,031
Income tax expense	27,468,185	-	-	27,468,185

c.	Geographic information

	Net Revenue from External Customers		Non-current Assets
	Years Ended December 31		December 31,	December 31,
	2014	2013	2014	2013

Taiwan	$88,856,586	$74,150,318	$809,437,793	$783,173,768
United States	524,983,953	423,265,839	8,105,381	7,691,023
Asia	99,916,635	56,533,399	15,380,799	14,743,733
Europe, the Middle East and Africa	46,776,647	41,229,682	8,344	17,349
Others	2,272,644	1,844,959	-	-

	$762,806,465	$597,024,197	$832,932,317	$805,625,873

The Company categorized the net revenue mainly based on the country in which the customer is headquartered. Non-current assets include property, plant and equipment, intangible assets and other noncurrent assets.

d.	Production information

	Years Ended December 31
Production	2014	2013

Wafer	$723,747,536	$560,685,213
Others	39,058,929	36,338,984

	$762,806,465	$597,024,197

e.	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2014		2013
	Amount	%	Amount	%

Customer A	$157,631,427	21	$130,563,982	22

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and jointly controlled entities): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in Mainland China): Please see Table 9 attached;

l.	Information on investment in Mainland China

1)

The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee:     Please see Table 10 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports:     Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter-party	Financial Statement Account	Related Party	Maximum Balance for the Period (US$ in Thousands) (Note 4)		Ending Balance (US$ in Thousands) (Note 4)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits (Note 3)
																Item	Value

1	TSMC Partners	TSMC Solar	Other receivables from related parties	Yes	$ (US$	5,392,060 170,000)	$ (US$	5,392,060 170,000)	$ (US$	4,440,520 140,000)	0.38%	The need for short-term financing	$-	Operating capital	$-	-	$-	$18,981,202 (Note 1)	$47,453,005
		TSMC SSL	Other receivables from related parties	Yes	(US$	1,903,080 60,000)	(US$	1,110,130 35,000)	( US$	824,668 26,000)	0.38%	The need for short-term financing	-	Operating capital	-	-	-	18,981,202 (Note 1)	47,453,005
2	TSMC Solar	TSMC Solar NA	Other receivables from related parties	Yes	(US$	19,031 600)	(US$	19,031 600)		-	-	The need for short-term financing	-	Operating capital	-	-	-	287,656 (Note 2)	575,312

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 90% and up owned, directly or indirectly, by TSMC (90% and up owned subsidiaries). However, the aggregate amounts lendable to 90% and up owned subsidiaries and the total amount lendable to one such borrower of 90% and up owned subsidiaries shall not exceed forty percent (40%) of the net worth of TSMC Partners.

Note 2:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Solar. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth; however, this restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC Solar.

Note 3:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners and twenty percent (20%) of the net worth of TSMC Solar.

Note 4:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$261,387,125	$ ( US$	47,577,000 1,500,000)	$ ( US$	47,577,000 1,500,000)	$ ( US$	47,577,000 1,500,000)	$-	4.55%	$261,387,125	Yes	No	No
		TSMC North America	Subsidiary	261,387,125	( US$	2,639,350 83,213)	( US$	2,639,350 83,213)	( US$	2,639,350 83,213)	-	0.25%	261,387,125	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.

Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2014						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Commercial Paper
	CPC Corporation, Taiwan	-	Held-to-maturity financial assets	230		$2,293,579	N/A		$2,293,942
	Taiwan Power Company	-	”	220		2,192,014	N/A		2,192,599

	Stock
	Semiconductor Manufacturing International Corporation	-	Available-for-sale financial assets	211,047		612,860	1		612,860	Note 1
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	21,230		193,584	10		447,998
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	”	10,500		105,000	7		341,694
	W.K. Technology Fund IV	-	”	4,000		39,280	2		34,633

	Fund
	Horizon Ventures Fund	-	Financial assets carried at cost	-		17,029	12		17,029	Note 2
	Crimson Asia Capital	-	”	-		18,265	1		18,265	Note 3

TSMC Global	Stock
	ASML	-	Available-for-sale financial assets	20,993	US$	2,284,919	5	US$	2,284,919	Note 4

	Money market fund
	Ssga Cash Mgmt Global Offshore	-	Available-for-sale financial assets	12	US$	12	N/A	US$	12

TSMC Partners	Stock
	Mcube Inc.	-	Financial assets carried at cost	6,333		-	16		-

	Fund
	Shanghai Walden Venture Capital Enterprise	-	Financial assets carried at cost	-	US$	5,000	6	US$	5,000

Emerging Alliance	Common stock
	Global Investment Holding Inc.	-	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065
	RichWave Technology Corp.	-	”	4,074	US$	1,545	10	US$	1,545

	Preferred stock
	Next IO, Inc.	-	Financial assets carried at cost	8		-	-		-	Note 5
	QST Holdings, LLC	-	”	-	US$	141	4	US$	141

ISDF	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	230		-	2		-	Note 6

ISDF II	Common stock
	Alchip Technologies Limited	-	Available-for-sale financial assets	6,581	US$	21,001	11	US$	21,001
	Sonics, Inc.	-	Financial assets carried at cost	278		-	3		-
	Goyatek Technology, Corp.	-	”	745		-	6		-

	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	264		-	3		-	Note 7

VTAF II	Common stock
	Sentelic	-	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	Aether Systems, Inc.	-	”	2,600	US$	2,243	28	US$	2,243
	RichWave Technology Corp.	-	”	1,267	US$	1,036	3	US$	1,036

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2014						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

VTAF II	Preferred stock
	5V Technologies, Inc.	-	Financial assets carried at cost	963	US$	2,168	2	US$	2,168
	Aquantia	-	”	4,643	US$	4,441	2	US$	4,441
	Cresta Technology Corporation	-	”	92	US$	28	-	US$	28
	Impinj, Inc.	-	”	711	US$	1,100	-	US$	1,100
	Next IO, Inc.	-	”	179		-	1		-	Note 8
	QST Holdings, LLC	-	”	-	US$	588	13	US$	588

VTAF III	Common stock
	Synaptics	-	Available-for-sale financial assets	21	US$	1,420	-	US$	1,420
	Accton Wireless Broadband Corp.	-	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	-	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	-	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	-	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	-	”	4,147	US$	170	-	US$	170	Note 9

	Preferred stock
	Powervation, Ltd.	-	Financial assets carried at cost	568	US$	8,878	14	US$	8,878

Note 1:    The carrying value represents carrying amount less accumulated impairment of NT$315,787 thousand.

Note 2:    The carrying value represents carrying amount less accumulated impairment of NT$61,274 thousand.

Note 3:    The carrying value represents carrying amount less accumulated impairment of NT$29,500 thousand.

Note 4:    In October 2012, TSMC Global acquired 5% of the outstanding equity of ASML with a lock-up period of 2.5 years starting from the acquisition date.

Note 5:    The carrying value represents carrying amount less accumulated impairment of US$500 thousand.

Note 6:    The carrying value represents carrying amount less accumulated impairment of US$497 thousand.

Note 7:    The carrying value represents carrying amount less accumulated impairment of US$456 thousand.

Note 8:    The carrying value represents carrying amount less accumulated impairment of US$1,219 thousand.

Note 9: The carrying value represents carrying amount less accumulated impairment of US$4,672 thousand.	(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount	Shares/Units (In Thousands)	Amount	Shares/Units (In Thousands)	Amount	Carrying Value	Gain/Loss on Disposal	Shares/Units (In Thousands)	Amount

TSMC	Commercial Paper
	CPC Corporation, Taiwan	Held-to-maturity financial assets	-	-	100	$ 998,018	290	$ 2,892,396	160	$ 1,600,000	$ 1,596,835	$ 3,165	230	$ 2,293,579
	Taiwan Power Company	”	-	-	80	797,931	300	2,989,920	160	1,600,000	1,595,837	4,163	220	2,192,014

	Stock
	VIS	Investments accounted for using equity method	Public Market	Associate	628,223	10,556,348	-	-	82,000	3,471,883	1,443,240	2,028,643	546,223	10,100,750
	TSMC Global	”	-	Subsidiary	1	64,953,489	2	60,787,623	-	-	-	-	3	132,330,833

TSMC	Stock
Development	WaferTech	Investments accounted for using equity method	Note 2	Subsidiary	293,637	US$248,252	-	-	-	-	US$ 80,000	-	293,637	US$ 221,219

Note 1:	The ending balance includes share of profits/losses of investees and other related adjustment to equity.

Note 2:	The disposal is primarily consisted of capital return.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)		Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount

TSMC	Fab	April 9, 2013 to February 21, 2014		$310,469	Monthly settlement by the construction progress and acceptance	Mandartech Interiors Inc.	-	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 25, 2013 to September 24, 2014		459,000	Monthly settlement by the construction progress and acceptance	Mega Facade Inc.	-	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 13, 2014 to June 18, 2014		491,470	Monthly settlement by the construction progress and acceptance	Tasa Construction Inc.	-	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	August 5, 2014		308,500	Monthly settlement by the construction progress and acceptance	Tung Kang Steel Inc.	-	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	October 3, 2014		333,330	Monthly settlement by the construction progress and acceptance	Pan Asia Corp.	-	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 19, 2014	(US$	2,696,030 85,000)	By the contract	Qualcomm Panel Manufacturing Ltd.	-	N/A	N/A	N/A	N/A	Appraisal report	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price (Note 2)	Payment Terms (Note 2)	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$523,431,292	68	Net 30 days from invoice date (Note 1)	-	(Note 1)		$88,149,347	79
	GUC	Associate	Sales		2,613,127	1	Net 30 days from the end of the month of when invoice is issued	-	-		269,978	-
	VIS	Associate	Sales		122,706	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	TSMC China	Subsidiary	Purchases		19,374,227	26	Net 30 days from the end of the month of when invoice is issued	-	-		(2,003,878)	8
	WaferTech	Indirect subsidiary	Purchases		8,753,334	12	Net 30 days from the end of the month of when invoice is issued	-	-		(699,230)	3
	VIS	Associate	Purchases		7,424,566	10	Net 30 days from the end of the month of when invoice is issued	-	-		(710,950)	3
	SSMC	Associate	Purchases		4,219,527	6	Net 30 days from the end of the month of when invoice is issued	-	-		(313,578)	1

TSMC Solar	TSMC Solar Europe GmbH	Subsidiary	Sales		439,926	60	Net 90 days from the end of the month of when invoice is issued	-	-		164,006	89

TSMC North America	GUC	Associate of TSMC	Sales	( US$	1,028,346 33,952)	-	Net 30 days from invoice date	-	-	( US$	42,389 1,336)	-

Note 1:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

Note 2:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue			Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount		Action Taken

TSMC	TSMC North America	Subsidiary		$88,526,636	49	$ 7	,163,353	-	$7,529,983	$-
	GUC	Associate		269,978	34		1,101	-	113,953	-
	VIS	Associate		108,916	(Note 2)		78	-	27,124	-

TSMC Partners	TSMC Solar	The same parent company	( US$	4,445,008 140,141)	(Note 2)		-	-	-	-

TSMC China	TSMC	Parent company	( RMB	2,003,878 391,956)	33		-	-	-	-

TSMC Technology	TSMC	Parent company	( US$	258,947 8,164)	(Note 2)		-	-	-	-

WaferTech	TSMC	Parent company					-	-	-	-
			( US$	699,230 22,045)	28

TSMC Solar	TSMC Solar Europe GmbH	Subsidiary		164,006	75		-	-	-	-

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars)

A.    For the year ended December 31, 2014

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC North America	1	Net revenue from sale of goods	$523,431,292	-	69%
				Receivables from related parties	88,149,347	-	6%
				Other receivables from related parties	377,289	-	-
				Payables to related parties	174,806	-	-
		TSMC China	1	Net revenue from sale of goods	6,186	-	-
				Purchases	19,374,227	-	3%
				Marketing expenses - commission	103,471	-	-
				Disposal of property, plant and equipment	21,833	-	-
				Gain on disposal of property, plant and equipment	14,282	-	-
				Purchases of property, plant and equipment	9,520	-	-
				Other receivables from related parties	13,948	-	-
				Payables to related parties	2,003,878	-	-
		TSMC Japan	1	Marketing expenses - commission	235,432	-	-
				Payables to related parties	35,527	-	-
		TSMC Europe	1	Marketing expenses - commission	414,779	-	-
				Research and development expenses	67,262	-	-
				Payables to related parties	64,551	-	-
		TSMC Korea	1	Purchases	2,528	-	-
				Marketing expenses - commission	24,382	-	-
				Payables to related parties	3,700	-	-
		TSMC Technology	1	Research and development expenses	1,284,049	-	-
				Payables to related parties	258,947	-	-
		WaferTech	1	Net revenue from sale of goods	7,679	-	-
				Purchases	8,753,334	-	1%
				Manufacturing expenses	1,219	-	-
				Disposal of property, plant and equipment	4,212	-	-
				Other receivables from related parties	2,242	-	-
				Payables to related parties	699,230	-	-
		TSMC Canada	1	Research and development expenses	217,635	-	-
				Payables to related parties	19,139	-	-
		TSMC SSL	1	Manufacturing expenses	35,719	-	-
				Other gains and losses	5,766	-	-
				Purchases of property, plant and equipment	54,035	-	-
				Payables to related parties	5,158	-	-
		TSMC Solar	1	Other gains and losses	8,886	-	-
				Disposal of property, plant and equipment	1,535	-	-
				Other receivables from related parties	3,618	-	-

(Continued)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
1	TSMC Development	WaferTech	1	Other receivables from related parties	$44,745	-	-
2	TSMC North America	TSMC Technology	3	Disposal of property, plant and equipment	2,264	-	-
				Other receivables from related parties	5,915	-	-
3	TSMC Solar	TSMC Solar Europe GmbH	1	Net revenue from sale of goods	439,926	-	-
				Receivables from related parties	164,006	-	-
		TSMC Solar NA	1	Net revenue from sale of goods	25,162	-	-
				Receivables from related parties	14,839	-	-
		TSMC Partners	3	Finance costs	12,867	-	-
				Other payables to related parties	4,445,008	-	-
		TSMC SSL	3	Other payables to related parties	1,008	-	-
4	TSMC SSL	TSMC Partners	3	Finance costs	2,293	-	-
		TSMC China	3	Net revenue from sale of goods	3,197	-	-
5	TSMC Europe	TSMC Solar Europe GmbH	3	Marketing expenses	3,373	-	-

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Concluded)

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2014				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31 2014 (Foreign Currencies in Thousands)		December 31, 2013 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$103,114,868		$42,327,245	3	100		$132,330,833		$338,151	$338,151	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,456,130		31,456,130	988,268	100		47,449,368		1,465,573	1,465,679	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		11,789,048		13,232,288	546,223	33		10,100,750		5,437,889	1,879,076	Associate
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		8,296,955		4,853,776	1,882,779	Associate
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		11,180,000		11,180,000	1,118,000	99		2,877,245		(1,722,175)	(1,701,691)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		3,984,370		(60,200)	(60,200)	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		5,546,744		5,546,744	554,674	92		-		(1,618,784)	(1,494,462)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	94,950	40		2,053,982		628,653	233,473	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,102,704		438,443	154,599	Associate
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,850,782		1,908,912	-	98		810,958		(67,776)	(66,407)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		605,479		596,514	-	98		469,709		(9,169)	(8,985)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	-	100		312,052		40,265	40,265	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		844,775		841,757	-	99.5		155,122		(2,194)	(2,183)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		120,116		3,655	3,655	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities		200,000		150,000	-	100		65,560		(37,069)	(37,069)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		33,427		3,086	3,086	Subsidiary

TSMC Solar	Motech	New Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		6,228,661		6,228,661	87,480	20		3,408,945		(1,055,637)	Note 2	Associate
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business		504,107		504,107	-	100		987		(86,518)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products		236,025		205,772	1	100		15,698		(23,738)	Note 2	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	(US$	0.03 0.001)	(US$	0.03 0.001)	-	100	(US$	23,706,943 747,429)	(US$	1,686,286 55,675)	Note 2	Subsidiary
	VisEra Holding	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	(US$	1,363,874 43,000)	(US$	1,363,874 43,000)	43,000	49	(US$	3,287,666 103,653)	(US$	520,799 17,195)	Note 2	Jointly controlled entity
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	(US$	0.03 0.001)	(US$	0.03 0.001)	-	100	(US$	476,122 15,011)	(US$	61,349 2,026)	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	294,946 9,299)	(US$	448,905 14,153)	9,299	97	(US$	699,517 22,054)	(US$	43,693 1,443)	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2014					Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31 2014 (Foreign Currencies in Thousands)		December 31, 2013 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC Partners	ISDF	Cayman Islands	Investing in new start-up technology companies	$ (US$	18,492 583)	$ (US$	24,962 787)	583	97	$ (US$	4,369 138)		$ (US$	(13,876 (458)	) )	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	72,951 2,300)	(US$	72,951 2,300)	2,300	100	(US$	155,348 4,898)		(US$	15,868 524)		Note 2	Subsidiary

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices		- - (Note 3)	(US$	2,537,440 80,000)	293,637	100	(US$	7,016,640 221,219)		(US$	1,604,287 52,968)		Note 2	Subsidiary

VTAF III	Mutual-Pak	New Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	(US$	165,314 5,212)	(US$	165,314 5,212)	15,643	58	(US$	29,285 923)		(US$	(13,673 (451)	) )	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	69,145 2,180)	(US$	67,559 2,130)	-	100	(US$	17,378 548)		(US$	(3,291 (109)	) )	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	62		-			-		Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	31		-			-		Note 2	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	7		-			-		Note 2	Subsidiary

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	(EUR	478,268 12,400)	(EUR	478,268 12,400)	-	100	(EUR	(1,540 (40)	) )	(EUR	(85,880 (2,126)	) )	Note 2	Subsidiary

TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		53,092		52,498	5,309	-		13,558			(1,722,175)		Note 2	Associate
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		108,061		54,359	10,806	2		-			(1,618,784)		Note 2	Associate

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

Note 3:	The original investment amount is reduced to nil due to capital return.

Note 4: Please refer to Table 10 for information on investment in Mainland China.	(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2014 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2014 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of December 31, 2014	Accumulated Inward Remittance of Earnings as of December 31, 2014
							Outflow	Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$6,587,991	100%	$6,662,384 (Note 2)	$31,853,813	$-

Accumulated Investment in Mainland China as of December 31, 2014 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment (US$ in Thousands)
$ 18,939,667 (US$ 596,000)	$ 18,939,667 (US$ 596,000)	$ 18,939,667 (US$ 596,000)

Note 1:     TSMC directly invested US$596,000 thousand in TSMC China.

Note 2:     Amount was recognized based on the audited financial statements.

Taiwan Semiconductor Manufacturing Company Limited

Parent Company Only Financial Statements for the Years Ended December 31, 2014 and 2013 and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying parent company only balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2014 and 2013 and the related parent company only statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2014 and 2013. These parent company only financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the parent company only financial statements referred to above present fairly, in all material respects, the parent company only financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers.

The statements of major accounting items listed in the parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2014 are presented for the purpose of additional analysis. Such statements have been subjected to the auditing procedures applied in our audits of the financial statements mentioned above. In our opinion, such statements are fairly stated in all material respects in relation to the financial statements as a whole.

February 10, 2015

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Member of Deloitte Touche Tohmatsu Limited	- 1 -

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2014		December 31, 2013
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$184,859,232	13	$146,438,768	12
Financial assets at fair value through profit or loss (Note 7)	134,824	-	64,030	-
Available-for-sale financial assets	612,860	-	646,402	-
Held-to-maturity financial assets (Note 8)	4,485,593	-	1,795,949	-
Notes and accounts receivable, net (Note 9)	22,806,184	2	17,445,877	2
Receivables from related parties (Note 33)	88,419,913	6	52,969,803	4
Other receivables from related parties (Note 33)	576,592	-	572,000	-
Inventories (Notes 5 and 10)	63,523,287	5	35,243,061	3
Noncurrent assets held for sale (Note 12)	669,472	-	-	-
Other financial assets (Note 34)	2,069,874	-	61,842	-
Other current assets (Note 15)	2,791,666	-	2,386,031	-

Total current assets	370,949,497	26	257,623,763	21

NONCURRENT ASSETS
Financial assets carried at cost (Note 11)	373,158	-	469,378	-
Investments accounted for using equity method (Notes 5 and 12)	242,016,964	17	165,075,781	14
Property, plant and equipment (Notes 5 and 13)	796,684,361	56	770,443,494	64
Intangible assets (Notes 5 and 14)	8,996,810	1	7,069,456	1
Deferred income tax assets (Notes 5 and 27)	3,297,924	-	4,580,468	-
Refundable deposits	340,010	-	2,496,663	-
Other noncurrent assets (Note 15)	385,700	-	820,000	-

Total noncurrent assets	1,052,094,927	74	950,955,240	79

TOTAL	$1,423,044,424	100	$1,208,579,003	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$36,158,520	3	$15,645,000	1
Financial liabilities at fair value through profit or loss (Note 7)	477,268	-	25,404	-
Accounts payable	19,310,737	1	13,628,675	1
Payables to related parties (Note 33)	4,756,426	-	4,183,979	-
Salary and bonus payable	8,983,879	1	6,834,181	-
Accrued profit sharing to employees and bonus to directors (Note 21)	18,052,820	1	12,738,801	1
Payables to contractors and equipment suppliers	25,911,719	2	89,555,814	8
Income tax payable (Note 27)	28,616,392	2	22,567,331	2
Provisions (Notes 5 and 17)	9,959,817	1	7,217,331	1
Accrued expenses and other current liabilities (Note 20)	26,033,514	2	14,799,228	2

Total current liabilities	178,261,092	13	187,195,744	16

NONCURRENT LIABILITIES
Bonds payable (Note 18)	166,200,000	12	166,200,000	14
Deferred income tax liabilities (Note 27)	199,750	-	-	-
Accrued pension cost (Notes 5 and 19)	7,282,230	-	7,491,040	-
Guarantee deposits (Note 20)	25,534,851	2	147,964	-
Others	18,000	-	36,000	-

Total noncurrent liabilities	199,234,831	14	173,875,004	14

Total liabilities	377,495,923	27	361,070,748	30

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 21)	259,296,624	18	259,286,171	21

Capital surplus (Note 21)	55,989,922	4	55,858,626	5

Retained earnings (Note 21)
Appropriated as legal capital reserve	151,250,682	10	132,436,003	11
Appropriated as special capital reserve	-	-	2,785,741	-
Unappropriated earnings	553,261,982	39	382,971,408	32

	704,512,664	49	518,193,152	43

Others (Note 21)	25,749,291	2	14,170,306	1

Total equity	1,045,548,501	73	847,508,255	70

TOTAL	$1,423,044,424	100	$1,208,579,003	100

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2014		2013
	Amount	%	Amount	%

NET REVENUE (Notes 5, 23 and 33)	$757,152,389	100	$591,087,600	100

COST OF REVENUE (Notes 10, 29 and 33)	390,272,233	51	319,407,163	54

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO SUBSIDIARIES AND ASSOCIATES	366,880,156	49	271,680,437	46

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO SUBSIDIARIES AND ASSOCIATES	31,547	-	(35,577)	-

GROSS PROFIT	366,911,703	49	271,644,860	46

OPERATING EXPENSES (Notes 5, 29 and 33)
Research and development	55,813,561	8	46,922,471	8
General and administrative	17,761,799	2	17,697,411	3
Marketing	2,685,734	-	2,304,472	-

Total operating expenses	76,261,094	10	66,924,354	11

OTHER OPERATING INCOME AND EXPENSES, NET (Note 29)	9,049	-	(66,614)	-

INCOME FROM OPERATIONS	290,659,658	39	204,653,892	35

NON-OPERATING INCOME AND EXPENSES
Share of profits of subsidiaries and associates (Note 12)	9,292,150	1	9,530,933	2
Other income (Note 24)	1,141,884	-	1,082,426	-
Foreign exchange gain, net	2,142,565	-	279,488	-
Finance costs (Note 25)	(2,512,231)	-	(2,092,236)	-
Other gains and losses (Notes 26 and 33)	299,137	-	2,262,047	-

Total non-operating income and expenses	10,363,505	1	11,062,658	2

INCOME BEFORE INCOME TAX	301,023,163	40	215,716,550	37

INCOME TAX EXPENSE (Note 27)	37,124,369	5	27,569,760	5

NET INCOME	263,898,794	35	188,146,790	32

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2014		2013
	Amount	%	Amount	%

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 12, 19, 21 and 27)
Exchange differences arising on translation of foreign operations	$ 11,784,245	1	$3,655,675	1
Changes in fair value of available-for-sale financial assets	30,183	-	(214,935)	-
Share of other comprehensive income (loss) of subsidiaries and associates	(227,390)	-	13,472,874	2
Actuarial gain (loss) from defined benefit plans	268,682	-	(671,774)	-
Income tax benefit (expense) related to components of other comprehensive income	(37,373)	-	117,152	-

Other comprehensive income for the year, net of income tax	11,818,347	1	16,358,992	3

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$ 275,717,141	36	$ 204,505,782	35

EARNINGS PER SHARE (NT$, Note 28)
Basic earnings per share	$ 10.18		$ 7.26
Diluted earnings per share	$ 10.18		$ 7.26

The accompanying notes are an integral part of the parent company only financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available- for-sale Financial Assets	Cash Flow Hedges Reserve	Total	Total Equity
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total

BALANCE, JANUARY 1, 2013	25,924,435	$259,244,357	$55,675,340	$115,820,123	$7,606,224	$284,985,121	$408,411,468	$(10,753,806)	$7,973,321	$-	$(2,780,485)	$720,550,680

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	16,615,880	-	(16,615,880)	-	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(4,820,483)	4,820,483	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,773,307)	(77,773,307)	-	-	-	-	(77,773,307)

Total	-	-	-	16,615,880	(4,820,483)	(89,568,704)	(77,773,307)	-	-	-	-	(77,773,307)

Net income in 2013	-	-	-	-	-	188,146,790	188,146,790	-	-	-	-	188,146,790

Other comprehensive income in 2013, net of income tax	-	-	-	-	-	(591,799)	(591,799)	3,613,444	13,337,460	(113)	16,950,791	16,358,992

Total comprehensive income in 2013	-	-	-	-	-	187,554,991	187,554,991	3,613,444	13,337,460	(113)	16,950,791	204,505,782

Issuance of stock from exercise of employee stock options	4,182	41,814	82,756	-	-	-	-	-	-	-	-	124,570

Adjustments to share of changes in equities of associates	-	-	38,084	-	-	-	-	-	-	-	-	38,084

From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	-	-	62,446	-	-	-	-	-	-	-	-	62,446

BALANCE, DECEMBER 31, 2013	25,928,617	259,286,171	55,858,626	132,436,003	2,785,741	382,971,408	518,193,152	(7,140,362)	21,310,781	(113)	14,170,306	847,508,255

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	18,814,679	-	(18,814,679)	-	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(2,785,741)	2,785,741	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,785,851)	(77,785,851)	-	-	-	-	(77,785,851)

Total	-	-	-	18,814,679	(2,785,741)	(93,814,789)	(77,785,851)	-	-	-	-	(77,785,851)

Net income in 2014	-	-	-	-	-	263,898,794	263,898,794	-	-	-	-	263,898,794

Other comprehensive income in 2014, net of income tax	-	-	-	-	-	239,362	239,362	11,642,475	(63,298)	(192)	11,578,985	11,818,347

Total comprehensive income in 2014	-	-	-	-	-	264,138,156	264,138,156	11,642,475	(63,298)	(192)	11,578,985	275,717,141

Issuance of stock from exercise of employee stock options	1,045	10,453	36,602	-	-	-	-	-	-	-	-	47,055

Disposal of investments accounted for using equity method	-	-	(2,273)	-	-	-	-	-	-	-	-	(2,273)

Adjustments to share of changes in equities of associates	-	-	93,459	-	-	-	-	-	-	-	-	93,459

From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	-	-	(8)	-	-	(32,793)	(32,793)	-	-	-	-	(32,801)

From share of changes in equities of subsidiaries	-	-	3,516	-	-	-	-	-	-	-	-	3,516

BALANCE, DECEMBER 31, 2014	25,929,662	$259,296,624	$55,989,922	$151,250,682	$-	$553,261,982	$704,512,664	$4,502,113	$21,247,483	$(305)	$25,749,291	$1,045,548,501

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$301,023,163	$215,716,550
Adjustments for:
Depreciation expense	191,590,059	147,266,825
Amortization expense	2,487,860	2,072,926
Finance costs	2,512,231	2,092,236
Share of profits of subsidiaries and associates	(9,292,150)	(9,530,933)
Interest income	(1,029,508)	(1,011,301)
Loss (gain) on disposal of property, plant and equipment and intangible assets, net	(21,331)	64,753
Impairment loss of financial assets	90,774	-
Gain on disposal of available-for-sale financial assets, net	(127,161)	(846,709)
Gain on disposal of financial assets carried at cost, net	(5,397)	(42,664)
Loss (gain) on disposal of investments accounted for using equity method	(2,028,643)	656
Gain on deconsolidation of subsidiary	-	(293,578)
Unrealized (realized) gross profit on sales to subsidiaries and associates	(31,547)	35,577
Loss on foreign exchange, net	3,615,493	315,098
Dividend income	(112,376)	(71,125)
Changes in operating assets and liabilities:
Derivative financial instruments	381,070	(6,076)
Notes and accounts receivable, net	(5,360,307)	(2,193,483)
Receivables from related parties	(35,450,110)	(11,982,359)
Other receivables from related parties	(44,800)	(257,810)
Inventories	(28,280,226)	53,330
Other financial assets	(1,797,351)	68,313
Other current assets	(399,739)	(266,929)
Accounts payable	5,095,232	182,965
Payables to related parties	596,749	961,579
Salary and bonus payable	2,149,698	847,330
Accrued profit sharing to employees and bonus to directors	5,314,019	1,552,210
Accrued expenses and other current liabilities	6,469,226	3,422,182
Provisions	2,742,486	1,484,593
Accrued pension cost	59,872	14,224

Cash generated from operations	440,147,286	349,648,380
Income taxes paid	(29,636,283)	(14,365,054)

Net cash generated by operating activities	410,511,003	335,283,326

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial assets carried at cost	-	(2,177)
Held to maturity financial assets	(5,882,316)	(1,795,949)
Property, plant and equipment	(283,231,097)	(285,889,575)
Intangible assets	(3,846,384)	(2,727,399)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2014	2013

Proceeds from disposal or redemption of:
Available-for-sale financial assets	$190,886	$1,830,424
Held-to-maturity financial assets	3,200,000	700,000
Financial assets carried at cost	10,843	59,222
Investments accounted for using equity method	3,471,883	-
Property, plant and equipment	117,578	162,068
Cash received from other long-term receivables	161,900	-
Interest received	1,043,898	1,057,553
Other dividends received	112,376	71,125
Dividends received from investments accounted for using equity method	2,664,207	2,151,373
Refundable deposits paid	(57,351)	(96,072)
Refundable deposits refunded	2,290,791	112,204

Net cash used in investing activities	(279,752,786)	(284,367,203)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	18,563,525	(19,636,240)
Proceeds from issuance of bonds	-	86,200,000
Interest paid	(2,504,871)	(1,286,296)
Guarantee deposits received	30,140,940	40,729
Guarantee deposits refunded	(7,075)	(111,313)
Proceeds from exercise of employee stock options	47,055	124,570
Payment of partial acquisition of interests in subsidiaries	(60,904,793)	(1,357,222)
Proceeds from partial disposal of interests in subsidiaries	113,317	170,914
Cash dividends	(77,785,851)	(77,773,307)

Net cash used in financing activities	(92,337,753)	(13,628,165)

NET INCREASE IN CASH AND CASH EQUIVALENTS	38,420,464	37,287,958

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	146,438,768	109,150,810

CASH AND CASH EQUIVALENTS, END OF YEAR	$184,859,232	$146,438,768

The accompanying notes are an integral part of the parent company only financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO PARENT COMPANY ONLY FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. On September 5, 1994, the Company’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, the Company listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs). The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying parent company only financial statements were approved and authorized for issue by the Board of Directors on February 10, 2015.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

As of the date that the accompanying parent company only financial statements were issued, the Company has not applied the following International Financial Reporting Standards, International Accounting Standards (IASs), Interpretations of International Financial Reporting Standards (IFRIC), and Interpretations of IAS (SIC) issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”).

a.	The Guidelines Governing the Preparation of Financial Reports by Securities Issuers and 2013 IFRSs version in issue but not yet effective

On April 3, 2014, according to Rule No. 1030029342 and Rule No. 1030010325 issued by the Financial Supervisory Commission (FSC), the following 2013 IFRSs version endorsed by the FSC (collectively, “2013 Taiwan-IFRSs version”) and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers should be adopted by the Company starting 2015.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note)

Amendments to IFRSs Improvements to IFRSs 2009 - Amendment to IAS 39	January 1, 2009 or January 1, 2010
Amendment to IAS 39 Embedded Derivatives	Effective in fiscal year ended on or after June 30, 2009
Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011
Annual Improvements to IFRSs 2009 - 2011 Cycle	January 1, 2013

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note)

Amendments to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First - time Adopters	July 1, 2010
Amendment to IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendment to IFRS 7 Disclosures - Transfers of Financial Assets	July 1, 2011
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
Amendments to IFRS 10, IFRS 11 and IFRS 12 Consolidated financial Statements, Joint Arrangements, and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
IFRS 13 Fair Value Measurement	January 1, 2013
Amendment to IAS 1 Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12 Deferred Tax: Recovery of Underlying Assets	January 1, 2012
IAS 19 (Revised 2011) “Employee Benefits”	January 1, 2013
IAS 27 (Revised 2011) “Separate Financial Statements”	January 1, 2013
IAS 28 (Revised 2011) “Investments in Associates and Joint Ventures”	January 1, 2013
Amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities	January 1, 2014

(Concluded)

Note:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Except for the following items, the Company believes that the adoption of aforementioned 2013 Taiwan-IFRSs version and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers will not have a significant effect on the Company’s parent company only financial statements.

1)	IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries and associates. In general, the disclosure requirements in IFRS 12 for standalone financial statements are more extensive than in the current standards.

2)	IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The measurement requirements of IFRS 13 shall be applied prospectively.

3)	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”

According to the amendments to IAS 1, the items of other comprehensive income will be grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. In addition, income tax on items of other comprehensive income is also required to be allocated on the same basis. The aforementioned allocation basis will not be strictly enforced prior to the adoption of amendments.

The items that will not be reclassified subsequently to profit or loss are expected to include actuarial gains or losses from defined benefit plans, the share of actuarial gains or losses from defined benefit plans of subsidiaries and associates as well as the related income tax on such items. Items that will be reclassified subsequently to profit or loss are expected to include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of subsidiaries and associates as well as the related income tax on items of other comprehensive income.

4)	Amendments to IAS 19, “Employee Benefits”

The amendments to IAS 19 require the Company to calculate a “net interest” amount by applying the discount rate to the net defined benefit liability or asset to replace the interest cost and expected return on planned assets used in current IAS 19. In addition, the amendments eliminate the accounting treatment of either corridor approach or the immediate recognition of actuarial gains and losses to profit or loss when it incurs, and instead, required to recognize all actuarial gains and losses immediately through other comprehensive income. The past service cost, on the other hand, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendments also require a broader disclosure in defined benefit plans.

According to the retrospective application of aforementioned amendments, as of December 31, 2014 and January 1, 2014, the primary impacts on the Company would include the adjustment in accrued pension cost for a decrease of NT$735,381 thousand and NT$786,186 thousand, respectively, and the adjustment in retained earnings (including adjustment to share of profits of equity method investees) for an increase of NT$653,708 thousand and NT$698,710 thousand, respectively.

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the parent company only financial statements were issued, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012 - 2014 Cycle	January 1, 2016 (Note 2)
IFRS 9 Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosure	January 1, 2018
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Prospectively applicable to transactions beginning on or after January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 15 Revenue from Contracts with Customers	January 1, 2017

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Amendment to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 27 Equity Method in Separate Financial Statements	January 1, 2016
Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

(Concluded)

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Note 2:

The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations has not had any material impact on the Company’s accounting policies:

1)	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)

If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)

If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

2)	IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

—	Identify the contract with the customer;
—	Identify the performance obligations in the contract;
—	Determine the transaction price;
—	Allocate the transaction price to the performance obligations in the contracts; and
—	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

3)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the year of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

Except for the aforementioned impact, as of the date that the accompanying parent company only financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the above standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For the convenience of readers, the accompanying parent company only financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language parent company only financial statements shall prevail.

Statement of Compliance

The accompanying parent company only financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers (the “Accounting Standards Used in Preparation of the Parent Company Only Financial Statements”).

Basis of Preparation

The accompanying parent company only financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

When preparing the parent company only financial statements, the Company account for subsidiaries and associates by using the equity method. In order to agree with the amount of net income, other comprehensive income and equity attributable to shareholders of the parent in the consolidated financial statements, the differences of the accounting treatment between the parent company only basis and the consolidated basis are adjusted under the heading of investments accounted for using equity method, share of profits of subsidiaries and associates and share of other comprehensive income of subsidiaries and associates in the parent company only financial statements.

Foreign Currencies

In preparing the parent company only financial statements, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting parent company only financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Fair value is determined in the manner described in Note 32.

Financial Assets

Financial assets are classified into the following specified categories: Financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” financial assets, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Derivative financial instruments that do not meet the criteria for hedge accounting are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Stocks held by the Company that are traded in an active market are classified as available-for-sale financial assets and are stated at fair value at the end of each reporting period.

Dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity instruments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those loans and receivables with immaterial discounted effect.

Impairment of financial assets

Financial assets, other than those carried at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Those financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, their estimated future cash flows have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment loss is reversed does not exceed what the amortized cost would have been had the impairment loss not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the year.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to the recognition of an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the financial asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities measured at FVTPL are derivative financial instruments that do not meet the criteria for hedge accounting, and they are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

The Company enters into a variety of derivative financial instruments to manage its market risk exposure to foreign exchange rate and interest rate, including forward exchange contracts and currency swap contracts.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Noncurrent Assets Held for Sale

Noncurrent assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the noncurrent asset held for sale is available for immediate sale in its present condition. To meet the criteria for the sale being highly probable, the appropriate level of management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the committed sale plan involves loss of control of a subsidiary, all of the investments of that subsidiary are classified as held for sale and still using equity methods, regardless of whether investments in its former subsidiary is retained after the sale.

Noncurrent assets classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. Recognition of depreciation would cease.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in subsidiaries and associates.

Investment in subsidiaries

A subsidiary is an entity that is controlled by the Company.

Under the equity method, an investment in a subsidiary is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the subsidiary as well as the distribution received. The Company also recognized its share in the changes in the equity of subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amount of the subsidiary and the fair value of the consideration paid or received is recognized directly in equity.

When the Company loses control of a subsidiary, any retained investment of the former subsidiary is measured at the fair value at that date. A gain or loss is recognized in profit or loss and calculated as the difference between (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the investments in such subsidiary. In addition, the Company shall account for all amounts previously recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the Company had directly disposed of the related assets and liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

When the Company transacts with its subsidiaries, profits and losses resulting from the transactions with the subsidiaries are recognized in the Company’s parent company only financial statements only to the extent of interests in the subsidiaries that are not owned by the Company.

Investment in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The operating results and assets and liabilities of associates are incorporated in these parent company only financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Company also recognizes its share in the changes in the equity of associates.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

If the Company’s ownership interest in an associate is reduced as a result of disposal, but the investment continues to be an associate, the Company should account for the investments on the same basis as would be required if the associate had directly disposed of the related assets or liabilities; in addition, the Company should reclassify to profit or loss only a proportionate amount of the gain or loss previously recognized in other comprehensive income.

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the associate or jointly controlled entity had directly disposed of the related assets or liabilities.

When the Company transacts with an associate, profits and losses resulting from the transactions with the associate are recognized in the Company’ parent company only financial statements only to the extent of interests in the associate that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property, plant and equipment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: buildings - 10 to 20 years; machinery and equipment - 2 to 5 years; and office equipment - 3 to 5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

Leases are classified as finance lease whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash-generating unit and then to the other assets of the cash-generating unit pro rata based on the carrying amount of each asset in the cash-generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Other tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

—	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to the Company; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Royalties, dividend and interest income

Revenue from royalties is recognized on an accrual basis in accordance with the substance of the relevant agreement (provided that it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably).

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Retirement Benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial calculations being carried out at year end. Actuarial gains and losses are reported in retained earnings in the period that they are recognized as other comprehensive income.

Share-based Payment Arrangements

The Company elected to take the optional exemption according to related guidance for the share-based payment transactions granted and vested before January 1, 2012, the date of transition to Accounting Standards Used in Preparation of the Parent Company Only Financial Statements. There were no stock options granted prior to but unvested at the date of transition.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings at a rate of 10% is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the parent company only financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused tax credits to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 4, the directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

The following are the critical judgments, apart from those involving estimations, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the parent company only financial statements.

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied. The Company also records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted at a specific percentage based on historical experience and any known factors that would significantly affect the allowance, and our management periodically reviews the adequacy of the percentage used.

Impairment of Tangible and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Impairment of Goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgment to determine the identified cash-generating units, allocate the goodwill to relevant cash-generating units and estimate the recoverable amount of relevant cash-generating units.

Impairment Assessment on Investment Using Equity Method

The Company assesses the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. The Company measures the impairment based on a projected future cash flow of the investees, including the underlying assumptions of sales growth rate and capacity utilization rate formulated by such investees’ internal management team. The Company also takes into account market conditions and the relevant industry trends to ensure the reasonableness of such assumptions.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company use judgment and estimate to determine the net realizable value of inventory at the end of each reporting period.

Due to the rapid technological changes, the Company estimates the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon.

Recognition and Measurement of Defined Benefit Plans

Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2014	December 31, 2013

Cash and deposits in banks	$179,181,443	$142,049,643
Repurchase agreements collateralized by corporate bonds	3,920,562	1,708,603
Commercial paper	1,159,325	-
Repurchase agreements collateralized by short-term commercial paper	449,180	2,395,644
Repurchase agreements collateralized by government bonds	148,722	284,878

	$184,859,232	$146,438,768

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2014	December 31, 2013

Derivative financial assets

Cross currency swap contracts	$94,665	$-
Forward exchange contracts	40,159	64,030

	$134,824	$64,030

Derivative financial liabilities

Cross currency swap contracts	$357,235	$-
Forward exchange contracts	120,033	25,404

	$477,268	$25,404

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

December 31, 2014

Sell US$/Buy EUR	January 2015	US$29,450/EUR24,100
Sell US$/Buy JPY	January 2015	US$225,167/JPY27,050,983
Sell US$/Buy NT$	January 2015	US$170,000/NT$5,276,500

December 31, 2013

Sell NT$/Buy EUR	January 2014	NT$4,514,314/EUR110,000
Sell US$/Buy EUR	January 2014	US$340,134/EUR248,000
Sell US$/Buy JPY	January 2014	US$341,023/JPY35,754,801

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2014

January 2015	US$1,460,000/NT$45,974,755	0.16%-1.92%	-

8.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2014	December 31, 2013

Current portion

Commercial paper	$4,485,593	$1,795,949

9.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2014	December 31, 2013

Notes and accounts receivable	$23,289,686	$17,929,379
Allowance for doubtful receivables	(483,502)	(483,502)

Notes and accounts receivable, net	$22,806,184	$17,445,877

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	December 31, 2014	December 31, 2013

Neither past due nor impaired	$21,586,900	$17,119,920
Past due but not impaired
Past due within 30 days	1,219,284	325,957

	$22,806,184	$17,445,877

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2014	$ 8,058	$ 475,444	$ 483,502
Provision	35	23,221	23,256
Reversal	-	(23,256)	(23,256)

Balance at December 31, 2014	$ 8,093	$ 475,409	$ 483,502

(Continued)

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2013	$ 134,179	$ 339,858	$ 474,037
Provision	-	135,586	135,586
Reversal	(126,121)	-	(126,121)

Balance at December 31, 2013	$ 8,058	$ 475,444	$ 483,502

(Concluded)

Aging analysis of accounts receivable that is individually determined as impaired

	December 31, 2014	December 31, 2013

Not past due	$-	$38
Past due 1-30 days	-	276
Past due 31-60 days	-	80
Past due 61-120 days	-	158
Past due over 121 days	8,093	7,824

	$8,093	$8,376

The Company held bank guarantees and other credit enhancements as collateral for certain impaired accounts receivables. As of December 31, 2014 and 2013, the amount of the bank guarantee and other credit enhancements were nil and NT$318 thousand (US$11 thousand), respectively.

10.	INVENTORIES

	December 31, 2014	December 31, 2013

Finished goods	$9,443,538	$7,049,813
Work in process	49,701,123	24,857,927
Raw materials	3,014,795	2,208,291
Supplies and spare parts	1,363,831	1,127,030

	$63,523,287	$35,243,061

Write-down of inventories to net realizable value in the amount of NT$1,810,449 thousand and NT$526,182 thousand, respectively, were included in the cost of revenue for the years ended December 31, 2014 and 2013.

11.	FINANCIAL ASSETS CARRIED AT COST

	December 31, 2014	December 31, 2013

Non-publicly traded stocks	$337,864	$337,864
Mutual funds	35,294	131,514

	$373,158	$469,378

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The Company recognized impairment loss on financial assets carried at cost in the amount of NT$90,774 thousand and nil for the years ended December 31, 2014 and 2013, respectively.

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	December 31, 2014	December 31, 2013

Subsidiaries	$220,462,573	$144,139,436
Associates	21,554,391	20,936,345

	$242,016,964	$165,075,781

a.	Investments in subsidiaries

Subsidiaries consisted of the following:

Subsidiaries	Principal Activities	Place of Incorporation and Operation	Carrying Amount		% of Ownership and Voting Rights Held by the Company
			December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	$132,330,833	$64,953,489	100%	100%
TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	47,449,368	42,861,788	100%	100%
TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	31,853,813	23,845,371	100%	100%
TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	3,984,370	3,763,194	100%	100%
TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	2,877,245	4,551,318	99%	99%
VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	810,958	892,439	98%	50%
VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	469,709	441,763	98%	98%
TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	312,052	290,838	100%	100%
Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	155,122	144,924	99.5%	99.5%
TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	120,116	124,762	100%	100%

(Continued)

Subsidiaries	Principal Activities	Place of Incorporation and Operation	Carrying Amount		% of Ownership and Voting Rights Held by the Company
			December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	$65,560	$85,162	100%	100%
TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	33,427	29,475	100%	100%
TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	-	2,154,913	92%	92%

			$220,462,573	$144,139,436

(Concluded)

In January 2015, the Board of Directors of the Company approved a sale of TSMC SSL common shares of 565,480 thousand held by the Company and TSMC Guang Neng with the expectation to complete the sale within twelve months. Accordingly, the Company has reclassified TSMC SSL as a disposal group held for sale by using equity methods with NT$669,472 thousand in the parent company only balance sheet as of December 31, 2014.

To lower the hedging cost, in the second half of 2014, the Company continually increased its investment in TSMC Global for the amount of NT$60,787,623 thousand. This project was approved by the Investment Commission, MOEA.

According to the agreement among the Company, TSMC Solar and VTAF III, each of the investment held by VTAF III is separately owned by the Company and TSMC Solar. As the investment owned by VTAF III, which is indirectly owned by TSMC Solar, has entered into liquidation process due to bankruptcy and the bankruptcy trustee confirmed that no residual assets could be reimbursed to the shareholders, in the second quarter of 2014, TSMC Solar’s percentage of ownership over VTAF III has decreased to nil. Consequently, the Company’s percentage of ownership over VTAF III has been adjusted to 98%.

In January 2012, the Company invested NT$100,000 thousand and established a wholly-owned subsidiary, TSMC GN, which engages mainly in investment activities. In May 2013 and in February 2012, the Company participated directly or through TSMC GN in the issuance of new shares by TSMC SSL and TSMC Solar for cash. As of December 31, 2013, the Company’s percentages of ownership in TSMC SSL and TSMC Solar were 92% and 99%, respectively.

b.	Investments in associates

Associates consisted of the following:

Name of Associate	Principal Activities	Place of Incorporation and Operation	Carrying Amount		% of Ownership and Voting Rights Held by the Company
			December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$10,100,750	$10,556,348	33%	39%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	8,296,955	7,457,733	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	2,053,982	1,866,123	40%	40%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,102,704	1,056,141	35%	35%

			$21,554,391	$20,936,345

In the second quarter of 2014, the Company sold 82,000 thousand common shares of VIS and recognized a disposal gain of NT$2,028,643 thousand. After the sale, the Company owned approximately 33.7% of the equity interest in VIS.

Starting June 2013, the Company has no power to govern the financial and operating policies of Xintec due to the loss of power to cast the majority of votes at meetings of the Board of Directors, but over which the Company still retains significant influence. Accordingly, Xintec is reclassified as an associate. Please refer to Note 30.

The summarized financial information in respect of the Company’s associates is set out below. The summarized financial information below represents amounts shown in the associates’ financial statements prepared in accordance with the Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, which is also adjusted by the Company using the equity method of accounting.

	December 31, 2014	December 31, 2013

Total assets	$71,423,287	$62,946,717
Total liabilities	(14,258,146)	(12,103,610)

Net assets	$57,165,141	$50,843,107

The Company’s share of net assets of associates	$21,554,391	$20,936,345

	Years Ended December 31
	2014	2013

Net revenue	$50,487,567	$46,268,485

Net income	$11,798,098	$9,946,540

Other comprehensive loss	$(55,507)	$(4,148)

The Company’s share of profits of associates	$4,149,927	$3,827,244

The Company’s share of other comprehensive loss of associates	$(15,260)	$(2,190)

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows:

Name of Associate	December 31, 2014	December 31, 2013

VIS	$28,567,489	$22,239,112

GUC	$4,327,965	$3,454,902

13.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2014	$3,212,000	$205,258,852	$1,340,527,340	$19,806,369	$271,779,222	$1,840,583,783
Additions (Deductions)	-	39,751,834	337,877,675	6,304,092	(166,062,463)	217,871,138
Disposals or retirements	-	(108,660)	(1,561,157)	(616,291)	-	(2,286,108)

Balance at December 31, 2014	$3,212,000	$244,902,026	$1,676,843,858	$25,494,170	$105,716,759	$2,056,168,813

(Continued)

	Land	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Accumulated depreciation and impairment

Balance at January 1, 2014	$-	$111,137,344	$946,619,776	$12,383,169	$-	$1,070,140,289
Additions	-	13,835,274	174,810,943	2,943,842	-	191,590,059
Disposals or retirements	-	(107,699)	(1,521,949)	(616,248)	-	(2,245,896)

Balance at December 31, 2014	$-	$124,864,919	$1,119,908,770	$14,710,763	$-	$1,259,484,452

Carrying amounts at December 31, 2014	$3,212,000	$120,037,107	$556,935,088	$10,783,407	$105,716,759	$796,684,361

Cost

Balance at January 1, 2013	$-	$173,442,106	$1,203,400,605	$16,683,484	$118,775,347	$1,512,301,542
Additions	3,212,000	31,812,949	139,527,643	3,631,477	153,007,821	331,191,890
Disposals or retirements	-	-	(2,400,908)	(508,592)	(3,946)	(2,913,446)
Reclassification	-	3,797	-	-	-	3,797

Balance at December 31, 2013	$3,212,000	$205,258,852	$1,340,527,340	$19,806,369	$271,779,222	$1,840,583,783

Accumulated depreciation and impairment

Balance at January 1, 2013	$-	$99,742,344	$815,214,410	$10,708,752	$-	$925,665,506
Additions	-	11,395,000	133,688,815	2,183,010	-	147,266,825
Disposals or retirements	-	-	(2,283,449)	(508,593)	-	(2,792,042)

Balance at December 31, 2013	$-	$111,137,344	$946,619,776	$12,383,169	$-	$1,070,140,289

Carrying amounts at December 31, 2013	$3,212,000	$94,121,508	$393,907,564	$7,423,200	$271,779,222	$770,443,494

(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

14.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2014	$1,567,756	$4,186,558	$16,897,653	$3,313,646	$25,965,613
Additions	-	1,906,892	1,685,812	822,510	4,415,214
Retirements	-	-	(51,405)	-	(51,405)

Balance at December 31, 2014	$1,567,756	$6,093,450	$18,532,060	$4,136,156	$30,329,422

Accumulated amortization

Balance at January 1, 2014	$-	$3,205,873	$13,277,625	$2,412,659	$18,896,157
Additions	-	400,104	1,479,948	607,808	2,487,860
Retirements	-	-	(51,405)	-	(51,405)

Balance at December 31, 2014	$-	$3,605,977	$14,706,168	$3,020,467	$21,332,612

Carrying amounts at December 31, 2014	$1,567,756	$2,487,473	$3,825,892	$1,115,689	$8,996,810

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2013	$1,567,756	$4,186,558	$14,880,058	$2,646,738	$23,281,110
Additions	-	-	2,130,713	565,901	2,696,614
Retirements	-	-	(2,373)	-	(2,373)
Reclassification	-	-	(110,745)	101,007	(9,738)

Balance at December 31, 2013	$1,567,756	$4,186,558	$16,897,653	$3,313,646	$25,965,613

Accumulated amortization

Balance at January 1, 2013	$-	$2,959,971	$11,965,445	$1,905,857	$16,831,273
Additions	-	245,902	1,320,222	506,802	2,072,926
Retirements	-	-	(2,101)	-	(2,101)
Reclassification	-	-	(5,941)	-	(5,941)

Balance at December 31, 2013	$-	$3,205,873	$13,277,625	$2,412,659	$18,896,157

Carrying amounts at December 31, 2013	$1,567,756	$980,685	$3,620,028	$900,987	$7,069,456

(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% and 8.50% in its test of impairment as of December 31, 2014 and 2013, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2014 and 2013, the Company did not recognize any impairment loss on goodwill.

15.	OTHER ASSETS

	December 31, 2014	December 31, 2013

Tax receivable	$1,647,278	$1,547,706
Prepaid expenses	1,144,385	837,425
Long-term receivable	385,700	820,000
Others	3	900

	$3,177,366	$3,206,031

Current portion	$2,791,666	$2,386,031
Noncurrent portion	385,700	820,000

	$3,177,366	$3,206,031

16.	SHORT-TERM LOANS

	December 31, 2014	December 31, 2013

Unsecured loans
Amount	$36,158,520	$15,645,000

Original loan content
US$ (in thousands)	$1,140,000	$525,000
Annual interest rate	0.38%-0.50%	0.38%-0.42%
Maturity date	Due in January 2015	Due in January 2014

17.	PROVISIONS

	Years Ended December 31
	2014	2013

Balance, beginning of year	$7,217,331	$5,732,738
Provision	9,864,651	6,187,344
Payment	(7,122,165)	(4,702,751)

Balance, end of year	$9,959,817	$7,217,331

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same year of the related product sales.

18.	BONDS PAYABLE

	December 31, 2014	December 31, 2013

Noncurrent portion

Domestic unsecured bonds	$166,200,000	$166,200,000

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

100-1	A	September 2011 to September 2016	$10,500,000	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500,000	1.63%	The same as above
100-2	A	January 2012 to January 2017	10,000,000	1.29%	The same as above
	B	January 2012 to January 2019	7,000,000	1.46%	The same as above
101-1	A	August 2012 to August 2017	9,900,000	1.28%	The same as above
	B	August 2012 to August 2019	9,000,000	1.40%	The same as above
101-2	A	September 2012 to September 2017	12,700,000	1.28%	The same as above
	B	September 2012 to September 2019	9,000,000	1.39%	The same as above
101-3	-	October 2012 to October 2022	4,400,000	1.53%	The same as above
101-4	A	January 2013 to January 2018	10,600,000	1.23%	The same as above
	B	January 2013 to January 2020	10,000,000	1.35%	The same as above
	C	January 2013 to January 2023	3,000,000	1.49%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

102-1	A	February 2013 to February 2018	$6,200,000	1.23%	Bullet repayment; interest payable annually
	B	February 2013 to February 2020	11,600,000	1.38%	The same as above
	C	February 2013 to February 2023	3,600,000	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200,000	1.50%	The same as above
	B	July 2013 to July 2023	3,500,000	1.70%	The same as above
102-3	A	August 2013 to August 2017	4,000,000	1.34%	The same as above
	B	August 2013 to August 2019	8,500,000	1.52%	The same as above
102-4	A	September 2013 to September 2016	1,500,000	1.35%	The same as above
	B	September 2013 to September 2017	1,500,000	1.45%	The same as above
	C	September 2013 to March 2019	1,400,000	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600,000	1.85%	The same as above
	E	September 2013 to March 2023	5,400,000	2.05%	The same as above
	F	September 2013 to September 2023	2,600,000	2.10%	Bullet repayment; interest payable annually

(Concluded)

19.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Accordingly, the Company recognized expenses of NT$1,465,336 thousand and NT$1,355,947 thousand in the parent company only statements of comprehensive income for the years ended December 31, 2014 and 2013, respectively.

b.	Defined benefit plans

The Company has defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company revised its defined benefit plan in the fourth quarter of 2013 to set the employee’s mandatory retirement age. Such plan changes have reflected in the actuarial results as of December 31, 2013.

The actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2014	December 31, 2013

Discount rate	2.25%	2.15%
Future salary rate increase	3.00%	3.00%
Expected rate of return on plan assets	1.50%	1.25%
The pension costs of the defined benefit plans recognized in profit or loss were as follows:
	Years Ended December 31
	2014	2013

Current service cost	$157,514	$129,749
Interest cost	216,903	172,486
Expected return on plan assets	(43,679)	(66,001)
Past service cost	(50,805)	(7,126)

	$279,933	$229,108

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:
	Years Ended December 31
	2014	2013

Cost of revenue	$181,962	$148,787
Research and development expenses	74,431	59,518
General and administrative expenses	18,759	16,766
Marketing expenses	4,781	4,037

	$279,933	$229,108

For the years ended December 31, 2014 and 2013, the pre-tax actuarial benefit NT$268,682 thousand and the pre-tax actuarial loss NT$671,774 thousand were recognized in other comprehensive income (loss), respectively. As of December 31, 2014 and 2013, the pre-tax accumulated actuarial loss recognized in other comprehensive income were NT$1,080,505 thousand and NT$1,349,187 thousand, respectively.

The amounts arising from the defined benefit obligation of the Company in the parent company only balance sheets were as follows:

	December 31, 2014	December 31, 2013

Present value of defined benefit obligation	$10,236,262	$10,176,332
Fair value of plan assets	(3,689,413)	(3,471,478)

Funded status	6,546,849	6,704,854
Unrecognized prior service cost	735,381	786,186

Accrued pension cost	$7,282,230	$7,491,040

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2014	2013

Balance, beginning of year	$10,176,332	$9,931,695
Current service cost	157,514	129,749
Interest cost	216,903	172,486
Effect of plan changes	-	(655,179)
Benefits paid from plan assets	(84,186)	(50,508)
Actuarial loss (gain)	(230,301)	648,089

Balance, end of year	$10,236,262	$10,176,332

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2014	2013

Balance, beginning of year	$3,471,478	$3,264,786
Expected return on plan assets	43,679	66,001
Actuarial gain (loss)	38,381	(23,685)
Contributions from employer	220,061	214,884
Benefits paid from plan assets	(84,186)	(50,508)

Balance, end of year	$3,689,413	$3,471,478

The percentage of the fair value of the plan assets by major categories at the end of reporting period was as follows:

	Fair Value of Plan Assets (%)
	December 31, 2014	December 31, 2013

Cash	19	23
Equity instruments	50	45
Debt instruments	31	32

	100	100

The overall expected rate of return on plan assets was based on the historical return trends, analysts’ predictions of the market over the life of related obligation, reference to the performance of the Funds operated by the Committee and the consideration of the effect that the minimum return should not be less than the average interest rate on a two-year time deposit published by the local banks. For the years ended December 31, 2014 and 2013, the actual return on plan assets were NT$82,060 thousand and NT$42,316 thousand, respectively.

The Company elects to disclose the historical information of experience adjustments from the adoption of Accounting Standards Used in Preparation of Parent Company Only Financial Statements, which is as follows:

	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012

Experience adjustments on plan liabilities	$(81,309)	$1,298,932	$391,826	$-

Experience adjustments on plan assets	$38,381	$(23,685)	$(28,950)	$-

The Company expects to make contributions of NT$226,663 thousand to the defined benefit plans in the next year starting from December 31, 2014.

20.	GUARANTEE DEPOSITS

	December 31, 2014	December 31, 2013

Capacity guarantee	$30,132,100	$-
Others	160,451	147,964

	$30,292,551	$147,964

Current portion (classified under accrued expenses and other current liabilities)	$4,757,700	$-
Noncurrent portion	25,534,851	147,964

	$30,292,551	$147,964

21.	EQUITY

a.	Capital stock

	December 31, 2014	December 31, 2013

Authorized shares (in thousands)	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,929,662	25,928,617

Issued capital	$259,296,624	$259,286,171

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of December 31, 2014, 1,073,361 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,366,803 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2014	December 31, 2013

Additional paid-in capital	$24,053,965	$24,017,363
From merger	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	-	100,827
From share of changes in equities of subsidiaries	104,335	-
From share of changes in equities of associates	134,210	43,024
Donations	55	55

	$55,989,922	$55,858,626

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds, the surplus from treasury stock transactions and the differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of the Company’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries may be used to offset a deficit.

c.	Retained earnings and dividend policy

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)

Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The Company accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$17,645,966 thousand and NT$12,634,665 thousand for the years ended December 31, 2014 and 2013, respectively. Bonuses to members of the Board of Directors were expensed based on estimated amount payable. If the actual amounts subsequently approved by the shareholders differ from the amounts estimated, the differences are recorded in the year such bonuses are approved by the shareholders as a change in accounting estimate. If profit sharing approved for distribution to employees is in the form of common shares, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2013 and 2012 earnings have been approved by the Company’s shareholders in its meetings held on June 24, 2014 and on June 11, 2013, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2013	For Fiscal Year 2012	For Fiscal Year 2013	For Fiscal Year 2012

Legal capital reserve	$ 18,814,679	$ 16,615,880
Special capital reserve	(2,785,741)	(4,820,483)
Cash dividends to shareholders	77,785,851	77,773,307	$3.00	$3.00

	$ 93,814,789	$ 89,568,704

The Company’s profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$12,634,665 thousand and NT$104,136 thousand in cash for 2013, respectively, and profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$11,115,240 thousand and NT$71,351 thousand in cash for 2012, respectively, had been approved by the shareholders in its meetings held on June 24, 2014 and June 11, 2013, respectively. The aforementioned approved amount is the same as the one approved by the Board of Directors in its meetings held on February 18, 2014 and February 5, 2013, respectively, and the same amount had been charged against earnings for the years ended December 31, 2013 and 2012, respectively.

The Company’s appropriations of earnings for 2014 had been approved in the meeting of the Board of Directors held on February 10, 2015. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2014	For Fiscal Year 2014

Legal capital reserve	$26,389,879
Cash dividends to shareholders	116,683,481	$4.50

	$143,073,360

The Board of Directors of the Company also approved the profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$17,645,966 thousand and NT$406,854 thousand in cash for payment in 2014, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2014.

The appropriations of earnings, profit sharing to employees and bonus to members of the Board of Directors for 2014 are to be presented for approval in the Company’s shareholders’ meeting to be held on June 9, 2015 (expected).

The information about the appropriations of the Company’s profit sharing to employees and bonus to members of the Board of Directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of year	$ (7,140,362)	$ 21,310,781	$ (113)	$ 14,170,306
Exchange differences arising on translation of foreign operations	11,784,245	-	-	11,784,245
Changes in fair value of available-for-sale financial assets	-	157,344	-	157,344
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	-	(127,161)	-	(127,161)
Share of other comprehensive income of subsidiaries and associates	(144,787)	(85,430)	(192)	(230,409)

(Continued)

	Year Ended December 31, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	$ 3,017	$ (2,920)	$ -	$ 97
Income tax effect	-	(5,131)	-	(5,131)

Balance, end of year	$ 4,502,113	$ 21,247,483	$ (305)	$ 25,749,291
				(Concluded )

	Year Ended December 31, 2013
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of year	$(10,753,806)	$ 7,973,321	$ -	$ (2,780,485)
Exchange differences arising on translation of foreign operations	3,655,675	-	-	3,655,675
Changes in fair value of available-for-sale financial assets	-	(1,061,644)	-	(1,061,644)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	-	846,709	-	846,709
Share of other comprehensive income of subsidiaries and associates	(42,930)	13,515,899	(113)	13,472,856
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	699	(43)	-	656
Income tax effect	-	36,539	-	36,539

Balance, end of year	$ (7,140,362)	$ 21,310,781	$ (113)	$ 14,170,306

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to the Company’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

22.	SHARE-BASED PAYMENT

The Company’s Employee Stock Option Plans, consisting of the 2004 Plan and 2003 Plan, were approved by the Securities and Futures Bureau (SFB) on January 6, 2005 and October 29, 2003, respectively. The maximum number of stock options authorized to be granted under the 2004 Plan and 2003 Plan was 11,000 thousand and 120,000 thousand, respectively, with each stock option eligible to subscribe for one common share when exercised. The stock options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The stock options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the stock options are granted at an exercise price equal to the closing price of the Company’s common shares quoted on the TWSE on the grant date.

The Company did not issue employee stock option plans for the years ended December 31, 2014 and 2013. Information about the Company’s outstanding employee stock options is described as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)

Year ended December 31, 2014

Balance, beginning of year	1,763	$45.9
Stock options exercised	(1,045)	45.0

Balance, end of year	718	47.2

Balance exercisable, end of year	718	47.2

Year ended December 31, 2013

Balance, beginning of year	5,945	$34.6
Stock options exercised	(4,182)	29.8

Balance, end of year	1,763	45.9

Balance exercisable, end of year	1,763	45.9

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by the Company in accordance with the plans.

Information about the Company’s outstanding stock options was as follows:

December 31, 2014		December 31, 2013
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$47.2	0.4	$43.2-$47.2	1.0

23.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

	Years Ended December 31
	2014	2013

Net revenue from sale of goods	$756,522,002	$590,564,728
Net revenue from royalties	630,387	522,872

	$757,152,389	$591,087,600

24.	OTHER INCOME

	Years Ended December 31
	2014	2013

Interest income
Bank deposits	$1,021,275	$996,995
Held-to-maturity financial assets	8,233	14,306

	1,029,508	1,011,301
Dividend income	112,376	71,125

	$1,141,884	$1,082,426

25.	FINANCE COSTS

	Years Ended December 31
	2014	2013

Interest expense
Corporate bonds	$2,380,157	$1,991,519
Bank loans	132,074	99,722
Others	-	995

	$2,512,231	$2,092,236

26.	OTHER GAINS AND LOSSES

	Years Ended December 31
	2014	2013
Gain on disposal of financial assets, net
Available-for-sale financial assets	$ 127,161	$ 846,709
Financial assets carried at cost	5,397	42,664
Gain (loss) on disposal of investments accounted for using equity method	2,028,643	(656)
Gain on deconsolidation of subsidiary	-	293,578
Settlement income	-	899,745
Other gains	238,628	138,612
Net gain/(loss) on financial instruments at FVTPL
Held for trading	(1,996,908)	54,766
Impairment loss of financial assets
Financial assets carried at cost	(90,774)	-
Other losses	(13,010)	(13,371)

	$ 299,137	$ 2,262,047

27.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2014	2013

Current income tax expense (benefit)
Current tax expense recognized in the current year	$ 35,138,634	$ 22,297,945
Income tax adjustments on prior years	404,566	(603,321)
Other income tax adjustments	136,248	19,589
	35,679,448	21,714,213

Deferred income tax expense (benefit)
The origination and reversal of temporary differences	(511,059)	506,563
Investment tax credits	1,955,980	5,348,984
	1,444,921	5,855,547

Income tax expense recognized in profit or loss	$ 37,124,369	$ 27,569,760

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2014	2013

Income before tax	$ 301,023,163	$ 215,716,550

Income tax expense at the statutory rate (17%)	$ 51,173,938	$ 36,671,813
Tax effect of adjusting items:
Nondeductible (deductible) items in determining taxable income	(1,217,129)	(2,369,323)
Tax-exempt income	(19,854,275)	(7,716,747)

(Continued)

	Years Ended December 31
	2014	2013

Additional income tax under the Alternative Minimum Tax Act	$4,081,153	$-
Additional income tax on unappropriated earnings	9,374,020	7,659,010
Income tax credits	(3,275,093)	(3,136,942)
The origination and reversal of temporary differences	(511,059)	506,563
Remeasurement of investment tax credits	(3,188,000)	(3,460,882)

	36,583,555	28,153,492
Income tax adjustments on prior years	404,566	(603,321)
Other income tax adjustments	136,248	19,589

Income tax expense recognized in profit or loss	$37,124,369	$27,569,760

		(Concluded)

b. Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2014	2013

Deferred income tax expense (benefit)
Related to actuarial gain/loss from defined benefit plans	$32,242	$(80,613)
Related to unrealized gain/loss on available-for-sale financial assets	5,131	(36,539)

	$37,373	$(117,152)

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities in the parent company only balance sheets was as follows:

	December 31, 2014	December 31, 2013

Deferred income tax assets
Investment tax credits	$-	$1,955,980
Temporary differences
Provision for sales returns and allowance	1,195,178	866,080
Accrued pension cost	875,737	900,795
Depreciation	610,819	366,912
Unrealized loss on inventories	547,249	387,227
Others	68,941	103,474

	$3,297,924	$4,580,468

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(184,470)	$-
Available-for-sale financial assets	(15,280)	-

	$(199,750)	$-

		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Balance, End of Year

Year Ended December 31, 2014

Deferred income tax assets
Investment tax credits	$1,955,980	$(1,955,980)	$-	$-
Temporary differences
Provision for sales returns and allowance	866,080	329,098	-	1,195,178
Accrued pension cost	900,795	7,184	(32,242)	875,737
Depreciation	366,912	243,907	-	610,819
Unrealized loss on inventories	387,227	160,022	-	547,249
Others	103,474	(34,533)	-	68,941

	$4,580,468	$(1,250,302)	$(32,242)	$3,297,924

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$-	$(184,470)	$-	$(184,470)
Available-for-sale financial assets	-	(10,149)	(5,131)	(15,280)

	$-	$(194,619)	$(5,131)	$(199,750)

Year Ended December 31, 2013

Deferred income tax assets
Investment tax credits	$7,304,964	$(5,348,984)	$-	$1,955,980
Temporary differences
Provision for sales returns and allowance	687,929	178,151	-	866,080
Accrued pension cost	818,502	1,680	80,613	900,795
Depreciation	819,231	(452,319)	-	366,912
Unrealized loss on inventories	359,823	27,404	-	387,227
Others	328,414	(261,479)	36,539	103,474

	$10,318,863	$(5,855,547)	$117,152	$4,580,468

d.	The investment tax credits and deductible temporary differences for which no deferred income tax assets have been recognized in the parent company only financial statements

As of December 31, 2014 and 2013, unrecognized investment tax credits for which no deferred income tax assets have been recognized amounted to nil and NT$3,015,705 thousand, respectively; the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$2,088,394 thousand and NT$8,673,160 thousand, respectively.

e.	Unused tax-exemption information

As of December 31, 2014, the profits generated from the following projects of the Company are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2005	2010 to 2014
Construction and expansion of 2006	2011 to 2015
Construction and expansion of 2007	2014 to 2018
Construction and expansion of 2008	2015 to 2019

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2014 and 2013, the aggregate taxable temporary differences associated with investments in subsidiaries not unrecognized as deferred income tax liabilities amounted to NT$41,365,515 thousand and NT$28,035,340 thousand, respectively.

g.	Integrated income tax information

	December 31, 2014	December 31, 2013

Balance of the Imputation
Credit Account	$35,353,150	$15,242,724

The estimated creditable ratio for distribution of the Company’s earnings of 2014 was 11.29%; however, effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China will be half of the original creditable ratio according to the revised Article 66 - 6 of the Income Tax Law.

The actual creditable ratio for distribution of the Company’s earnings of 2013 was 9.78%, which is calculated based on the Rule No.10204562810 issued by the Ministry of Finance to include the adjustments to retained earnings from the effect of transition to Parent Company Only Financial Statements Accounting Standards in the accumulated unappropriated earnings in the year of first-time adoption of Accounting Standards Used in Preparation of Parent Company Only Financial Statements.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of the Company through 2011. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

28.	EARNINGS PER SHARE

	Years Ended December 31
	2014	2013

Basic EPS	$10.18	$7.26
Diluted EPS	$10.18	$7.26

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Year ended December 31, 2014

Basic EPS
Net income available to common shareholders	$263,898,794	25,929,273	$10.18
Effect of dilutive potential common shares	-	831

Diluted EPS
Net income available to common shareholders (including effect of dilutive potential common shares)	$263,898,794	25,930,104	$10.18

Year ended December 31, 2013

Basic EPS
Net income available to common shareholders	$188,146,790	25,927,778	$ 7.26
Effect of dilutive potential common shares	-	1,825

Diluted EPS
Net income available to common shareholders (including effect of dilutive potential common shares)	$188,146,790	25,929,603	$ 7.26

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares at the end of the reporting period. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until profit sharing to employees to be settled in the form of common stocks are approved by the shareholders in the following year.

29.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2014	2013

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$177,957,340	$134,545,283
Recognized in operating expenses	13,607,832	12,696,422
Recognized in other operating income and expenses	24,887	25,120

	$191,590,059	$147,266,825

b. Amortization of intangible assets

Recognized in cost of revenue	$1,304,885	$1,099,542
Recognized in operating expenses	1,182,975	973,384

	$2,487,860	$2,072,926

c. Research and development costs expensed as incurred	$55,813,561	$46,922,471

d. Employee benefits expenses

Post-employment benefits (Note 19)
Defined contribution plans	$1,465,336	$1,355,947
Defined benefit plans	279,933	229,108

	1,745,269	1,585,055
Other employee benefits	70,240,842	56,622,215

	$71,986,111	$58,207,270

Employee benefits expense summarized by function
Recognized in cost of revenue	$43,764,268	$35,791,556
Recognized in operating expenses	28,221,843	22,415,714

	$71,986,111	$58,207,270

30.	LOSS OF CONTROL IN SUBSIDIARY

Starting June 2013, the Company no longer has power to govern the financial and operating policies of Xintec due to the loss of power to cast the majority of votes at meetings of the Board of Directors, but over which the Company still retains significant influence. Accordingly, Xintec is reclassified as an associate. For more information on deconsolidation of subsidiary, please refer to Note 34 to the consolidated financial statements for the year ended December 31, 2014.

31.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

32.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2014	December 31, 2013

Financial assets
FVTPL
Held for trading derivatives	$134,824	$64,030
Available-for-sale financial assets (Note)	986,018	1,115,780
Held-to-maturity financial assets	4,485,593	1,795,949
Loans and receivables
Cash and cash equivalents	184,859,232	146,438,768
Notes and accounts receivables (including related parties)	111,226,097	70,415,680
Other receivables	3,032,166	1,453,842
Refundable deposits	340,010	2,496,663

	$305,063,940	$223,780,712

Financial liabilities
FVTPL
Held for trading derivatives	$477,268	$25,404
Amortized cost
Short-term loans	36,158,520	15,645,000
Accounts payable (including related parties)	24,067,163	17,812,654
Payables to contractors and equipment suppliers	25,911,719	89,555,814
Accrued expenses and other current liabilities	20,165,084	13,035,795
Bonds payable	166,200,000	166,200,000
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities )	36,000	54,000
Guarantee deposits (including accrued expenses and other current liabilities )	30,292,551	147,964

	$303,308,305	$302,476,631

Note:    Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the years ended December 31, 2014 and 2013 would have decreased by NT$324,058 thousand and NT$156,590 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at fixed interest rates. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the years ended December 31, 2014 and 2013 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the years ended December 31, 2014 and 2013 would have decreased by NT$41,764 thousand and NT$47,150 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from financing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the parent company only balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2014 and 2013, the Company’s ten largest customers accounted for 57% and 56% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and banking facilities.

As of December 31, 2014 and 2013, the unused of financing facilities of the Company amounted to NT$63,414,089 thousand and NT$67,437,805 thousand, respectively.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

December 31, 2014

Non-derivative financial liabilities

Short-term loans	$36,164,316	$-	$-	$-	$36,164,316
Accounts payable (including related parties)	24,067,163	-	-	-	24,067,163
Payables to contractors and equipment suppliers	25,911,719	-	-	-	25,911,719
Accrued expenses and other current liabilities	20,165,084	-	-	-	20,165,084
Bonds payable	2,381,670	54,406,509	61,831,777	58,320,169	176,940,125
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	18,000	18,000	-	-	36,000
Guarantee deposits (including accrued expenses and other current liabilities)	4,757,700	12,847,651	12,687,200	-	30,292,551

	113,465,652	67,272,160	74,518,977	58,320,169	313,576,958

Derivative financial instruments

Forward exchange contracts
Outflows	9,751,873	-	-	-	9,751,873
Inflows	(9,660,768)	-	-	-	(9,660,768)

	91,105	-	-	-	91,105

Cross currency swap contracts
Outflows	44,780,038	-	-	-	44,780,038
Inflows	(44,430,805)	-	-	-	(44,430,805)

	349,233	-	-	-	349,233

	$113,905,990	$67,272,160	$74,518,977	$58,320,169	$314,017,296

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

December 31, 2013

Non-derivative financial liabilities

Short-term loans	$15,646,783	$-	$-	$-	$15,646,783
Accounts payable (including related parties)	17,812,654	-	-	-	17,812,654
Payables to contractors and equipment suppliers	89,555,814	-	-	-	89,555,814
Accrued expenses and other current liabilities	13,035,795	-	-	-	13,035,795
Bonds payable	2,380,157	16,720,430	65,859,591	94,360,103	179,320,281
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	18,000	36,000	-	-	54,000
Guarantee deposits	-	147,964	-	-	147,964

	138,449,203	16,904,394	65,859,591	94,360,103	315,573,291

Derivative financial instruments

Forward exchange contracts
Outflows	24,812,803	-	-	-	24,812,803
Inflows	(24,810,910)	-	-	-	(24,810,910)

	1,893	-	-	-	1,893

	$138,451,096	$16,904,394	$65,859,591	$94,360,103	$315,575,184

(Concluded)

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the parent company only financial statements approximate their fair values.

	December 31, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Commercial paper	$4,485,593	$4,486,541	$1,795,949	$1,795,612

Financial liabilities

Measured at amortized cost
Bonds payable	166,200,000	166,357,405	166,200,000	165,476,545

2)	Fair value measurements recognized in the parent company only balance sheets

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

—	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

—

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

—	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$-	$134,824	$-	$134,824

Available-for-sale financial assets

Publicly traded stocks	$612,860	$-	$-	$612,860

Financial liabilities at FVTPL

Derivative financial instruments	$-	$477,268	$-	$477,268

	December 31, 2013
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$-	$64,030	$-	$64,030

Available-for-sale financial assets

Publicly traded stocks	$646,402	$-	$-	$646,402

Financial liabilities at FVTPL

Derivative financial instruments	$-	$25,404	$-	$25,404

There were no transfers between Level 1 and 2 for the years ended December 31, 2014 and 2013, respectively.

There were no purchases and disposals for assets on Level 3 for the years ended December 31, 2014 and 2013, respectively.

3)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

—

The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks).

—	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts.

—	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

33.	RELATED PARTY TRANSACTIONS

The transactions between the Company and its related parties, other than those disclosed in other notes, are summarized as follows:

a.	Net revenue

		Years Ended December 31
		2014	2013
Item	Related Party Categories

Net revenue from sale of goods	Subsidiaries	$523,445,156	$414,108,019
	Associates	2,754,460	2,167,467
	Associates of the Company’s subsidiaries	-	119,067
	Joint venture of the Company’s subsidiaries	1,325	1,677

		$526,200,941	$416,396,230

Net revenue from royalties	Subsidiaries	$757	$15,624
	Associates	521,975	497,020

		$522,732	$512,644

b.	Purchases

	Years Ended December 31
	2014	2013

Related Party Categories

Subsidiaries	$28,130,353	$25,422,634
Associates	11,644,093	10,052,170

	$39,774,446	$35,474,804

c.	Receivables from related parties

		December 31, 2014	December 31, 2013

Item	Related Party Categories

Receivables from related parties	Subsidiaries	$88,149,347	$52,750,047
	Associates	270,252	219,424
	Joint venture of the Company’s subsidiaries	314	332

		$88,419,913	$52,969,803

Other receivables from related parties	Subsidiaries	$397,967	$351,169
	Associates	178,625	220,831

		$576,592	$572,000

d.	Payables to related parties

		December 31, 2014	December 31, 2013

Item	Related Party Categories

Payables to related parties	Subsidiaries	$3,264,936	$2,503,578
	Associates	1,490,997	1,679,184
	Joint venture of the Company’s subsidiaries	493	1,217

		$4,756,426	$4,183,979

e.	Acquisition of property, plant and equipment and intangible assets

	Acquisition Price
	Years Ended December 31
	2014	2013

Related Party Categories

Subsidiaries	$63,555	$120,499
Associates	-	21,135

	$63,555	$141,634

f.	Disposal of property, plant and equipment

	Proceeds
	Years Ended December 31
	2014	2013

Related Party Categories

Subsidiaries	$27,580	$94,152
Associates	23,447	58,265
Joint venture of the Company’s subsidiaries	18,000	-

	$69,027	$152,417

	Gains
	Years Ended December 31
	2014	2013

Related Party Categories

Subsidiaries	$15,191	$2,570
Associates	20,010	2,787
Joint venture of the Company’s subsidiaries	17,441	948

	$52,642	$6,305

	Deferred Gains from Disposal of Property, Plant and Equipment
	December 31, 2014	December 31, 2013

Related Party Categories

Subsidiaries	$43,722	$46,235

g.	Others

		Years Ended December 31
		2014	2013

Item	Related Party Categories

Manufacturing expenses	Subsidiaries	$36,938	$122,068
	Associates	2,437,366	908,977
	Joint venture of the Company’s subsidiaries	7,926	5,187

		$2,482,230	$1,036,232

Research and development expenses	Subsidiaries	$1,569,020	$1,107,059
	Associates	87,848	903
	Joint venture of the Company’s subsidiaries	1,116	6,340

		$1,657,984	$1,114,302

Marking expenses - commission	Subsidiaries	$778,064	$736,937

Non-operating income	Subsidiaries	$14,652	$18,636

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid quarterly and the related expense was classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties using equity method, and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the years ended December 31, 2014 and 2013 were as follows:

	Years Ended December 31
	2014	2013

Short-term employee benefits	$1,720,766	$1,242,451
Post-employment benefits	14,401	7,998

	$1,735,167	$1,250,449

The compensation to directors and other key management personnel were determined by the Compensation Committee of the Company in accordance with the individual performance and the market trends.

34.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for litigation. As of December 31, 2014 and 2013, the aforementioned other financial assets amounted to NT$39,100 thousand and nil, respectively.

35.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land from the Science Park Administration. These operating leases expire between June 2015 and July 2034 and can be renewed upon expiration.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2014	2013

Minimum lease payments	$666,448	$671,371

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	December 31, 2014	December 31, 2013

Not later than 1 year	$648,556	$666,791
Later than 1 year and not later than 5 years	2,301,599	2,426,891
Later than 5 years	4,601,926	5,110,098

	$7,552,081	$8,203,780

36.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity provided the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2014, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, the Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. The Company and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2014.

c.

In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that the Company, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, the Company, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of the Company, dismissing all of Keranos’ claims against the Company with prejudice. The final judgment is currently being appealed to the U.S. Court of Appeals for the Federal Circuit. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing the Company, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of the Company and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.

The Company joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. Both parties also signed the research and development funding agreement whereby the Company shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of December 31, 2014, the Company has paid EUR109,730 thousand to ASML under the research and development funding agreement.

f.

In September 2013, Zond Inc. filed a complaint in U.S. District Court for the District of Massachusetts against the Company, certain TSMC subsidiaries and other companies alleging infringing of several U.S. patents. That case is currently stayed as of June 2014. Subsequent to the stay, the Company and Zond initiated additional legal actions in the U.S. District Courts for the District of Delaware and the District of Massachusetts over several additional patents owned by Zond. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

g.

In December 2013, Tela Innovations (Tela), Inc. filed complaints in the U.S. District Court for the District of Delaware and in the United States International Trade Commission (ITC) accusing the Company and TSMC North America of infringing one U.S. patent. In January 2014, the Company filed a lawsuit in the U.S. District Court for the District of North California against Tela for trade secret misappropriation and breach of contract. In September 2014, all pending litigations between the parties in the U.S. District Court for the District of Delaware, the ITC and the U.S. District Court for the District of North California were dismissed.

h.

In March 2014, DSS Technology Management, Inc. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that the Company, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

i.	As of December 31, 2014, the Company provided financial guarantees of NT$47,577,000 thousand to its subsidiary, TSMC Global, in respect of the issuance of unsecured corporate bonds.

j.

As of December 31, 2014, the Company provided endorsement guarantees of NT$2,639,350 thousand to its subsidiary, TSMC North America, in respect of providing endorsement guarantees for office leasing contract.

37.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount

December 31, 2014

Financial assets

Monetary items
USD	$4,773,033	31.718	$ 151,391,069
EUR	16,364	38.57	631,161
JPY	487,030	0.2652	129,160
Non-monetary items
HKD	149,844	4.09	612,860

Financial liabilities

Monetary items
USD	3,164,639	31.718	100,376,026
EUR	42,128	38.57	1,624,894
JPY	28,381,070	0.2652	7,526,660

December 31, 2013

Financial assets

Monetary items
USD	2,601,226	29.800	77,516,527
EUR	450,273	41.00	18,461,200
JPY	41,327,283	0.2834	11,712,152
Non-monetary items
HKD	168,334	3.84	646,402

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount

Financial liabilities

Monetary items
USD	$1,926,813	29.800	$ 57,419,016
EUR	810,174	41.00	33,217,114
JPY	71,828,809	0.2834	20,356,284

(Concluded)

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

38.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company:

a.	Financings provided: None;

b.	Endorsement/guarantee provided: Please see Table 1 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and jointly controlled entities): Please see Table 2 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Information about the derivative financial instruments transaction: Please see Note 7;

j.	Names, locations, and related information of investees over which the Company exercises significant influence (excluding information on investment in Mainland China): Please see Table 7 attached;

k.	Information on investment in Mainland China

1)

The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee:    Please see Table 8 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports:    Please see Note 33.

39.	OPERATING SEGMENTS INFORMATION

The Company has provided the operating segments disclosure in the consolidated financial statements.

TABLE 1

Taiwan Semiconductor Manufacturing Company

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	The Company	TSMC Global	Subsidiary	$261,387,125	$ (US$	47,577,000 1,500,000)	$ (US$	47,577,000 1,500,000)	$ (US$	47,577,000 1,500,000)	$-	4.55%	$261,387,125	Yes	No	No
		TSMC North America	Subsidiary	261,387,125	(US$	2,639,350 83,213)	(US$	2,639,350 83,213)	(US$	2,639,350 83,213)	-	0.25%	261,387,125	Yes	No	No

Note 1:

The total amount of the guarantee provided by the Company to any individual entity shall not exceed ten percent (10%) of the Company’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by the Company are not subject to the above restrictions after the approval of the Board of Directors.

Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of the Company’s net worth.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited

MARKETABLE SECURITIES HELD

DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2014				Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

The Company	Commercial Paper
	CPC Corporation, Taiwan	-	Held-to-maturity financial assets	230	$2,293,579	N/A	$2,293,942
	Taiwan Power Company	-	〃	220	2,192,014	N/A	2,192,599

	Stock
	Semiconductor Manufacturing International Corporation	-	Available-for-sale financial assets	211,047	612,860	1	612,860	Note 1
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	21,230	193,584	10	447,998
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	105,000	7	341,694
	W.K. Technology Fund IV	-	〃	4,000	39,280	2	34,633

	Fund
	Horizon Ventures Fund	-	Financial assets carried at cost	-	17,029	12	17,029	Note 2
	Crimson Asia Capital	-	〃	-	18,265	1	18,265	Note 3

Note 1:	The carrying value represents carrying amount less accumulated impairment of NT$315,787 thousand.

Note 2:	The carrying value represents carrying amount less accumulated impairment of NT$61,274 thousand.

Note 3:	The carrying value represents carrying amount less accumulated impairment of NT$29,500 thousand.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance (Note )
					Shares/Units (In Thousands)	Amount	Shares/Units (In Thousands)	Amount	Shares/Units (In Thousands)	Amount	Carrying Value	Gain/Loss on Disposal	Shares/Units (In Thousands)	Amount

The Company	Commercial Paper
	CPC Corporation, Taiwan	Held-to-maturity financial assets	-	-	100	$ 998,018	290	$ 2,892,396	160	$ 1,600,000	$ 1,596,835	$ 3,165	230	$ 2,293,579
	Taiwan Power Company	〃	-	-	80	797,931	300	2,989,920	160	1,600,000	1,595,837	4,163	220	2,192,014

	Stock
	VIS	Investments accounted for using equity method	Public Market	Associate	628,223	10,556,348	-	-	82,000	3,471,883	1,443,240	2,028,643	546,223	10,100,750
	TSMC Global	〃	-	Subsidiary	1	64,953,489	2	60,787,623	-	-	-	-	3	132,330,833

Note :	The ending balance includes share of profits/losses of investees and other related adjustment to equity.

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)		Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount

The Company	Fab	April 9, 2013 to February 21, 2014		$310,469	Monthly settlement by the construction progress and acceptance	Mandartech Interiors Inc.	-	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 25, 2013 to September 24, 2014		459,000	Monthly settlement by the construction progress and acceptance	Mega Facade Inc.	-	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 13, 2014 to June 18, 2014		491,470	Monthly settlement by the construction progress and acceptance	Tasa Construction Inc.	-	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	August 5, 2014		308,500	Monthly settlement by the construction progress and acceptance	Tung Kang Steel Inc.	-	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	October 3, 2014		333,330	Monthly settlement by the construction progress and acceptance	Pan Asia Corp.	-	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 19, 2014	(US$	2,696,030 85,000)	By the contract	Qualcomm Panel Manufacturing Ltd.	-	N/A	N/A	N/A	N/A	Appraisal report	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)	% to Total	Payment Terms	Unit Price (Note 2)	Payment Terms (Note 2)	Ending Balance (Foreign Currencies in Thousands)	% to Total

The Company	TSMC North America	Subsidiary	Sales	$ 523,431,292	68	Net 30 days from invoice date (Note 1)	-	(Note 1)	$ 88,149,347	79
	GUC	Associate	Sales	2,613,127	1	Net 30 days from the end of the month of when invoice is issued	-	-	269,978	-
	VIS	Associate	Sales	122,706	-	Net 30 days from the end of the month of when invoice is issued	-	-	-	-
	TSMC China	Subsidiary	Purchases	19,374,227	26	Net 30 days from the end of the month of when invoice is issued	-	-	(2,003,878)	8
	WaferTech	Indirect subsidiary	Purchases	8,753,334	12	Net 30 days from the end of the month of when invoice is issued	-	-	(699,230)	3
	VIS	Associate	Purchases	7,424,566	10	Net 30 days from the end of the month of when invoice is issued	-	-	(710,950)	3
	SSMC	Associate	Purchases	4,219,527	6	Net 30 days from the end of the month of when invoice is issued	-	-	(313,578)	1

Note 1:     The tenor is 30 days from the Company’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

Note 2:     The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Overdue
Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)	Turnover Days (Note 1)	Amount	Action Taken	Amounts Received in Subsequent Period	Allowance for Bad Debts

The Company	TSMC North America	Subsidiary	$ 88,526,636	49	$ 7,163,353	-	$ 7,529,983	$-
	GUC	Associate	269,978	34	1,101	-	113,953	-
	VIS	Associate	108,916	(Note 2)	78	-	27,124	-

Note 1:     The calculation of turnover days excludes other receivables from related parties.

Note 2:     The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2014			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31 2014 (Foreign Currencies in Thousands)	December 31, 2013 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$103,114,868	$42,327,245	3	100	$132,330,833	$338,151	$338,151	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	47,449,368	1,465,573	1,465,679	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	11,789,048	13,232,288	546,223	33	10,100,750	5,437,889	1,879,076	Associate
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	8,296,955	4,853,776	1,882,779	Associate
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	2,877,245	(1,722,175)	(1,701,691)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,984,370	(60,200)	(60,200)	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	5,546,744	5,546,744	554,674	92	-	(1,618,784)	(1,494,462)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,950	40	2,053,982	628,653	233,473	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,102,704	438,443	154,599	Associate
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,850,782	1,908,912	-	98	810,958	(67,776)	(66,407)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	605,479	596,514	-	98	469,709	(9,169)	(8,985)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	-	100	312,052	40,265	40,265	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	844,775	841,757	-	99.5	155,122	(2,194)	(2,183)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	120,116	3,655	3,655	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	200,000	150,000	-	100	65,560	(37,069)	(37,069)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	33,427	3,086	3,086	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:	Please refer to Table 8 for information on investment in Mainland China.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2014 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2014 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of December 31, 2014	Accumulated Inward Remittance of Earnings as of December 31, 2014
							Outflow	Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$6,587,991	100%	$6,662,384 (Note 2)	$31,853,813	$-

Accumulated Investment in Mainland China as of December 31, 2014 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment (US$ in Thousands)
$ 18,939,667 (US$ 596,000)	$ 18,939,667 (US$ 596,000)	$ 18,939,667 (US$ 596,000)

Note 1:     The Company directly invested US$596,000 thousand in TSMC China.

Note 2:     Amount was recognized based on the audited financial statements.

THE CONTENTS OF STATEMENTS OF MAJOR

ACCOUNTING ITEMS

ITEM	STATEMENT INDEX

MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH AND CASH EQUIVALENTS	1
STATEMENT OF NOTES AND ACCOUNTS RECEIVABLE, NET	2
STATEMENT OF RECEIVABLES FROM RELATED PARTIES	3
STATEMENT OF INVENTORIES	4
STATEMENT OF OTHER CURRENT ASSETS	Note 15
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD	5
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 13
STATEMENT OF CHANGES IN ACCUMULATED DEPRECIATION AND ACCUMULATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT	Note 13
STATEMENT OF CHANGES IN INTANGIBLE ASSETS	Note 14
STATEMENT OF GUARANTEE DEPOSITS	Note 20
STATEMENT OF DEFERRED INCOME TAX ASSETS / LIABILITIES	Note 27
STATEMENT OF SHORT-TERM LOANS	6
STATEMENT OF ACCOUNTS PAYABLES	7
STATEMENT OF PAYABLES TO RELATED PARTIES	8
STATEMENT OF PAYABLES TO CONTRACTORS AND EQUIPMENT SUPPLIERS	9
STATEMENT OF PROVISIONS	Note 17
STATEMENT OF ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES	10
STATEMENT OF BONDS PAYABLE	11
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF NET REVENUE	12
STATEMENT OF COST OF REVENUE	13
STATEMENT OF OPERATING EXPENSES	14
STATEMENT OF OTHER OPERATING INCOME AND EXPENSES, NET	15
STATEMENT OF FINANCE COSTS	Note 25
STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION	16

STATEMENT 1

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CASH AND CASH EQUIVALENTS

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Description	Amount

Cash
Petty cash		$530
Cash in banks
Checking accounts and demand deposits		6,232,085
Foreign currency deposits	Including US$1,141,369 thousand @31.718, JPY615 thousand @0.2652 and EUR3 thousand @38.57	36,202,228
Time deposits	From 2014.10.30 to 2015.06.30, interest rates at 0.22%-1.13%, including NT$135,229,504 thousand, US$46,100 thousand @31.718, JPY154,500 thousand @0.2652 and EUR361 thousand @38.57	136,746,600
Cash equivalents
Repurchase agreements collateralized by corporate bonds	Expired by 2015.01.22 , interest rates at 0.62%-0.67%	3,920,562
Commercial paper	Expired by 2015.01.22 , interest rates at 0.66%-0.78%	1,159,325
Repurchase agreements collateralized by short-term commercial paper	Expired by 2015.01.16 , interest rates at 0.64%	449,180
Repurchase agreements collateralized by government bonds	Expired by 2015.01.09 , interest rates at 0.63%-0.64%	148,722

Total		$184,859,232

STATEMENT 2

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF NOTES AND ACCOUNTS RECEIVABLE, NET

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Client Name	Amount

NXP Semiconductors N.V.	$3,028,969

Spreadtrum Communications, Inc.	2,180,411

MediaTek Inc.	1,753,893

Sony Electronics Inc.	1,345,228

Others (Note 1)	14,981,185

23,289,686

Less: Allowance for doubtful accounts	(483,502)

Total	$22,806,184

Note 1:	The amount of individual client included in others does not exceed 5% of the account balance.

Note 2:	The accounts receivable past due over one year amounted to NT$8,131 thousand for which the Company has recognized appropriate allowance for doubtful accounts.

STATEMENT 3

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF RECEIVABLES FROM RELATED PARTIES

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Client Name	Amount

TSMC North America	$88,149,347

Others (Note)	270,566

Total	$88,419,913

Note:	The amount of individual client included in others does not exceed 5% of the account balance.

STATEMENT 4

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF INVENTORIES

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Net Realizable Value

Finished goods	$9,443,538	$11,185,423

Work in process	49,701,123	146,246,308

Raw materials	3,014,795	2,939,753

Supplies and spare parts	1,363,831	2,201,140

Total	$63,523,287	$162,572,624

STATEMENT 5

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

FOR THE YEAR ENDED DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Balance, January 1, 2014		Additions		Decrease		Increase (Decrease) in Using the Equity Method	Adjustments to Share of Changes in Equity of Subsidiaries	Adjustments Arising from Changes in Percentage of Ownership in	Adjustments Resulting from the Transactions with Subsidiaries	Noncurrent Assets	Balance, December 31, 2014			Market Value or Net Assets Value
	Shares		Shares		Shares		Amount	and Associates	Subsidiaries	and Associates	Held for Sale	Shares			Unit Price	Total
Investees	(In Thousands)	Amount	(In Thousands)	Amount	(In Thousands)	Amount	(Note 3)	Amount	Amount	Amount	Amount	(In Thousands)%		Amount	(NT$)	Amount	Collateral

Stocks

TSMC Global	1	$64,953,489	2	$60,787,623	-	$-	$6,589,721	$-	$-	$-	$-	3	100	$132,330,833		$132,330,833	Nil
TSMC Partners	988,268	42,861,788	-	-	-	-	4,590,961	-	(11)	(3,370)	-	988,268	100	47,449,368		47,453,005	Nil
VIS	628,223	10,556,348	-	-	(82,000)	(1,443,240)	900,309	87,333	-	-	-	546,223	33	10,100,750	52.3 (Note 1)	28,567,489	Nil
SSMC	314	7,457,733	-	-	-	-	839,222	-	-	-	-	314	39	8,296,955		8,082,972	Nil
TSMC North America	11,000	3,763,194	-	-	-	-	221,176	-	-	-	-	11,000	100	3,984,370		3,984,370	Nil
TSMC Solar	1,118,000	4,551,318	-	-	-	-	(1,673,482)	(2,664)	3,541	(1,468)	-	1,118,000	99	2,877,245		2,843,672	Nil
Xintec	94,950	1,866,123	-	-	-	-	181,324	6,535	-	-	-	94,950	40	2,053,982		1,855,646	Nil
GUC	46,688	1,056,141	-	-	-	-	18,011	(5)	-	28,557	-	46,688	35	1,102,704	92.7 (Note 2)	4,327,965	Nil
TSMC Europe	-	290,838	-	-	-	-	21,214	-	-	-	-	-	100	312,052		312,052	Nil
TSMC Japan	6	124,762	-	-	-	-	(4,646)	-	-	-	-	6	100	120,116		120,116	Nil
TSMC Korea	80	29,475	-	-	-	-	3,952	-	-	-	-	80	100	33,427		33,427	Nil
TSMC SSL	554,674	2,154,913	-	-	-	-	(1,485,441)	-	-	-	(669,472)	554,674	92	-		-	Nil

Subtotal		139,666,122		60,787,623		(1,443,240)	10,202,321	91,199	3,530	23,719	(669,472)			208,661,802		229,911,547

Capital

TSMC China	-	23,845,371	-	-	-	-	8,016,441	-	-	(7,999)	-	-	100	31,853,813		31,968,607	Nil
VTAF III	-	892,439	-	55,187	-	(113,317)	(23,351)	-	-	-	-	-	98	810,958		788,322	Nil
VTAF II	-	441,763	-	8,965	-	-	18,981	-	-	-	-	-	98	469,709		463,463	Nil
Emerging Alliance	-	144,924	-	3,018	-	-	7,180	-	-	-	-	-	99.5	155,122		155,121	Nil
TSMC GN	-	85,162	-	50,000	-	-	(36,774)	(13)	(32,815)	-	-	-	100	65,560		65,560	Nil

Subtotal		25,409,659		117,170		(113,317)	7,982,477	(13)	(32,815)	(7,999)	-			33,355,162		33,441,073

Total		$165,075,781		$60,904,793		$(1,556,557)	$18,184,798	$91,186	$(29,285)	$15,720	$(669,472)			$242,016,964		$263,352,620

Note 1:	The unit price is calculated by closing price of Gre Tai Securities Market as of December 31, 2014.

Note 2:	The unit price is calculated by closing price of the Taiwan Stock Exchange as of December 31, 2014.

Note 3:	Including share of profit or loss of subsidiaries and associates, share of other comprehensive income of subsidiaries and associates and cash dividends received from subsidiaries and associates.

STATEMENT 6

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF SHORT-TERM LOANS

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Type	Balance, End of Year	Contract Period	Range of Interest Rates (%)	Loan Commitments		Collateral	Remark

Unsecured loans
Bank Of America	$9,356,810	2014.12.01-2015.01.22	0.48	US$	300,000	Nil	-
Mizuho Bank, Ltd.	5,677,522	2014.11.28-2015.01.27	0.41-0.49	US$	200,000	Nil	-
Credit Agricole Corporate & Investment Bank	5,614,086	2014.12.10-2015.01.20	0.50	US$	200,000	Nil	-
JPMorgan Chase Bank N.A.	5,487,214	2014.12.08-2015.01.23	0.43-0.44	US$	200,000	Nil	-
Sumitomo Mitsui Banking Corporation	5,328,624	2014.12.05-2015.01.14	0.45-0.46	US$	200,000	Nil	-
The Bank Of Nova Scotia	3,013,210	2014.12.19-2015.01.16	0.38		$3,500,000	Nil	-
HSBC, Taiwan	1,681,054	2014.12.10-2015.01.12	0.50	US$	53,000	Nil	-

	$36,158,520

STATEMENT 7

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF ACCOUNTS PAYABLES

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

Sumitronics Taiwan Co., Ltd.	$1,246,985

IBIDEN Co., Ltd.	1,017,147

Others (Note)	17,046,605

Total	$19,310,737

Note:	The amount of individual vendor in others does not exceed 5% of the account balance.

STATEMENT 8

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF PAYABLES TO RELATED PARTIES

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

TSMC China	$2,003,878

VIS	710,950

WaferTech, LLC	699,230

Xintec	463,158

SSMC	313,578

TSMC Technology, Inc.	258,947

Others (Note)	306,685

Total	$4,756,426

Note:	The amount of individual vendor in others does not exceed 5% of the account balance.

STATEMENT 9

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF PAYABLES TO CONTRACTORS AND EQUIPMENT SUPPLIERS

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

Applied Materials South East Asia Pte Ltd.	$5,538,455

Lam Research International Sarl	2,823,675

TOKYO Electron Ltd.	2,473,212

Others (Note)	15,076,377

Total	$25,911,719

Note:	The amount of individual vendor included in others does not exceed 5% of the account balance.

STATEMENT 10

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Item	Amount

Guarantee deposit	$4,757,700

Utilities	2,814,479

Repair and maintenance expense	1,500,213

Interest expense	1,307,969

Others (Note)	15,653,153

Total	$26,033,514

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 11

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF BONDS PAYABLE

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

					Amount
								Unamortized
			Interest	Coupon		Repayment	Balance,	Premiums
Bonds Name	Trustee	Issuance Date	Payment Date	Rate (%)	Total Amount	paid	End of Year	(Discounts)	Carrying Value	Repayment	Collateral

Domestic unsecured bonds-100-1
- A	Mega International Commercial Bank Co., Ltd.	2011.09.28	on 09.28 annually	1.40	$ 10,500,000	$ -	$ 10,500,000	$ -	$ 10,500,000	Bullet repayment	Nil
- B	Mega International Commercial Bank Co., Ltd.	2011.09.28	on 09.28 annually	1.63	7,500,000	-	7,500,000	-	7,500,000	Bullet repayment	Nil
Domestic unsecured bonds-100-2
- A	Mega International Commercial Bank Co., Ltd.	2012.01.11	on 01.11 annually	1.29	10,000,000	-	10,000,000	-	10,000,000	Bullet repayment	Nil
- B	Mega International Commercial Bank Co., Ltd.	2012.01.11	on 01.11 annually	1.46	7,000,000	-	7,000,000	-	7,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-1
- A	Mega International Commercial Bank Co., Ltd.	2012.08.02	on 08.02 annually	1.28	9,900,000	-	9,900,000	-	9,900,000	Bullet repayment	Nil
- B	Mega International Commercial Bank Co., Ltd.	2012.08.02	on 08.02 annually	1.40	9,000,000	-	9,000,000	-	9,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-2
- A	Taipei Fubon Commercial Bank Co., Ltd.	2012.09.26	on 09.26 annually	1.28	12,700,000	-	12,700,000	-	12,700,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2012.09.26	on 09.26 annually	1.39	9,000,000	-	9,000,000	-	9,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-3	Taipei Fubon Commercial Bank Co., Ltd.	2012.10.09	on 10.09 annually	1.53	4,400,000	-	4,400,000	-	4,400,000	Bullet repayment	Nil
Domestic unsecured bonds-101-4
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.23	10,600,000	-	10,600,000	-	10,600,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.35	10,000,000	-	10,000,000	-	10,000,000	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.49	3,000,000	-	3,000,000	-	3,000,000	Bullet repayment	Nil
Domestic unsecured bonds-102-1
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.23	6,200,000	-	6,200,000	-	6,200,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.38	11,600,000	-	11,600,000	-	11,600,000	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.50	3,600,000	-	3,600,000	-	3,600,000	Bullet repayment	Nil
Domestic unsecured bonds-102-2
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.07.16	on 07.16 annually	1.50	10,200,000	-	10,200,000	-	10,200,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.07.16	on 07.16 annually	1.70	3,500,000	-	3,500,000	-	3,500,000	Bullet repayment	Nil
Domestic unsecured bonds-102-3
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.08.09	on 08.09 annually	1.34	4,000,000	-	4,000,000	-	4,000,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.08.09	on 08.09 annually	1.52	8,500,000	-	8,500,000	-	8,500,000	Bullet repayment	Nil
Domestic unsecured bonds-102-4
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.35	1,500,000	-	1,500,000	-	1,500,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.45	1,500,000	-	1,500,000	-	1,500,000	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.60	1,400,000	-	1,400,000	-	1,400,000	Bullet repayment	Nil
- D	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.85	2,600,000	-	2,600,000	-	2,600,000	Bullet repayment	Nil
- E	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	2.05	5,400,000	-	5,400,000	-	5,400,000	Bullet repayment	Nil
- F	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	2.10	2,600,000	-	2,600,000	-	2,600,000	Bullet repayment	Nil

TOTAL					$ 166,200,000	$ -	$ 166,200,000	$ -	$ 166,200,000

STATEMENT 12

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF NET REVENUE

FOR THE YEAR ENDED DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Shipments (Piece) (Note)	Amount

Sales of goods
Wafer	8,261,431	$720,639,419
Other		35,882,583

		756,522,002
Royalty		630,387

Net revenue		$757,152,389

Note:	12-inch equivalent wafers.

STATEMENT 13

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF COST OF REVENUE

FOR THE YEAR ENDED DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Item	Amount

Raw materials used
Balance, beginning of year	$2,208,291
Raw material purchased	34,246,378
Raw materials, end of year	(3,014,795)
Transferred to manufacturing or operating expenses	(8,615,731)
Others	(35,346)

Subtotal	24,788,797
Direct labor	11,898,266
Manufacturing expenses	354,476,389

Manufacturing cost	391,163,452
Work in process, beginning of year	24,857,927
Work in process, end of year	(49,701,123)
Transferred to manufacturing or operating expenses	(9,670,731)

Cost of finished goods	356,649,525
Finished goods, beginning of year	7,049,813
Finished goods purchased	39,766,497
Finished goods, end of year	(9,443,538)
Transferred to manufacturing or operating expenses	(5,587,283)
Scrapped	(474,164)

Subtotal	387,960,850
Others	2,311,383

Total	$390,272,233

STATEMENT 14

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Item	Research and Development Expenses	General and Administrative Expenses	Selling Expenses

Payroll and related expense	$20,451,431	$6,015,348	$1,755,064

Depreciation expense	12,799,410	805,678	2,744

Consumables	8,861,973	16,601	484

Joint development project expenses	3,240,057	-	-

Repair and maintenance expense	2,118,507	1,754,202	794

Utilities	1,066,129	1,125,611	-

Relocation Fee	73,533	1,411,024	-

Service Fee	55,366	960,509	16,310

Patents	-	1,322,546	-

Management fees of the Science Park Administration	-	1,318,937	-

Commission	-	-	778,020

Others (Note)	7,147,155	3,031,343	132,318

Total	$55,813,561	$17,761,799	$2,685,734

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 15

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF OTHER OPERATING INCOME AND EXPENSES, NET

FOR THE YEAR ENDED DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Item	Amount

Income (expenses) of rental assets
Rental income	$11,406
Depreciation of rental assets	(24,887)

(13,481)
Gain on disposal of property, plant and equipment, net	21,331
Others	1,199

Total	$9,049

STATEMENT 16

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION

FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Year Ended December 31, 2014				Year Ended December 31, 2013
	Classified as Cost of Revenue	Classified as Operating Expenses	Classified as Other Operating Income and Expenses	Total	Classified as Cost of Revenue	Classified as Operating Expenses	Classified as Other Operating Income and Expenses	Total
Labor cost (Note)
Salary and bonus	$39,235,966	$25,677,719	$-	$64,913,685	$31,781,705	$20,201,521	$-	$51,983,226
Labor and health insurance	2,094,985	1,254,245	-	3,349,230	1,829,180	1,070,653	-	2,899,833
Pension	1,134,568	610,701	-	1,745,269	1,029,341	555,714	-	1,585,055
Others	1,298,749	679,178	-	1,977,927	1,151,330	587,826	-	1,739,156

	$43,764,268	$28,221,843	$-	$71,986,111	$35,791,556	$22,415,714	$-	$58,207,270

Depreciation	$177,957,340	$13,607,832	$24,887	$191,590,059	$134,545,283	$12,696,422	$25,120	$147,266,825

Amortization	$1,304,885	$1,182,975	$-	$2,487,860	$1,099,542	$973,384	$-	$2,072,926

Note:	As of December 31, 2014 and 2013, the Company had 38,545 and 35,812 employees, respectively.